Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Baozun Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

(1) NON-EXEMPT CONTINUING CONNECTED TRANSACTION;

(2) PROPOSED GRANT OF REPURCHASE MANDATE,

ISSUANCE MANDATE AND

EXTENDED ISSUANCE MANDATE;

(3) PROPOSED ADOPTION OF 2022 PLAN;

(4) PROPOSED ADOPTION OF NEW MEMORANDUM AND

ARTICLES OF ASSOCIATION; AND

(5) NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders is set out on pages 22 to 34 of this circular. The letter from the Independent Board Committee containing its recommendations to the Independent Shareholders is set out on page 21 of this circular.

A notice convening the EGM to be held at 17/F, Building B, No. 1-9, Lane 510, West Jiangchang Road, Shanghai, China at 10 a.m. on Friday, October 21, 2022, Hong Kong Time is set out on pages 70 to 71 of this circular. A form of proxy for use at the EGM is enclosed with this circular.

Only holders of the Shares of record as of the close of business on Monday, October 3, 2022, Hong Kong Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the EGM. Holders of ADSs as of the close of business on Monday, October 3, 2022, New York Time (the “ADS Record Date”) will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 10:00 a.m., on Wednesday, October 19, 2022, Hong Kong Time at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and JPMorgan Chase Bank, N.A. must receive your ADS voting card (the “ADS Voting Card”) by no later than 12:00 p.m. on October 13, 2022, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

October 5, 2022

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the meanings set out below:

“2014 Plan”	the share incentive plan adopted by the Company in May 2014, as amended or supplemented from time to time

“2015 Plan”	the share incentive plan adopted by the Company in May 2015, as amended or supplemented from time to time

“2022 Plan”	the share incentive plan to be effective from the Effective Date, subject to the approval from the Shareholders at the EGM

“ADS(s)”	American Depositary Shares (each representing three Class A ordinary shares)

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China, but for the purpose of this circular and for geographical reference only and except where the context requires otherwise, references in the circular to “China” and the “PRC” exclude Taiwan, Hong Kong and Macau

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“Company”	Baozun Inc., an exempted company incorporated in the Cayman Islands with limited liability on December 17, 2013 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

DEFINITIONS

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Effective Date”	the date, expected to be November 1, 2022, on which the Primary Conversion will become effective

“EGM”	the extraordinary general meeting to be convened by the Company on Friday, October 21, 2022, Hong Kong Time

“Extended Issuance Mandate”	the extended Issuance Mandate proposed to be granted to the Board at the EGM to allot, issue and deal with Shares to the extent of the Shares repurchased pursuant to the Repurchase Mandate

“Group”	the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board, comprising all independent Directors, namely Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, established to, among others, advise the Independent Shareholders on the Non-exempt CCT (including the proposed annual caps)

“Independent Financial Adviser”	Altus Capital Limited, a corporation licensed to carry out Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management) regulated activities under the SFO, which has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders on the Non-exempt CCT

“independent third party(ies)”	person(s) or company(ies) and their respective ultimate beneficial owner(s), who/which, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, is/are not connected with the Company

DEFINITIONS

“Independent Shareholders”	the Shareholders, other than Alibaba Investment Limited and its respective associates

“Issuance Mandate”	the general mandate to the Board to exercise the power of the Company to allot, issue and deal with new Class A ordinary shares and/or ADSs not exceeding 20% of the total number of the issued Shares as at the date of passing the ordinary resolution approving such mandate

“Latest Practicable Date”	September 30, 2022, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended or supplemented from time to time

“Nasdaq”	Nasdaq Global Select Market

“Macau”	the Macau Special Administrative Region of the PRC

“Memorandum and Articles of Association”	the memorandum and articles of association of the Company, as amended or supplemented from time to time

“New Chapter 17”	the new Chapter 17 of the Listing Rules as published by the Stock Exchange on July 29, 2022, which will become effective on January 1, 2023

“Non-exempt CCT”	the transactions under the marketing and platform services procured from Alibaba Group (including the annual caps relating thereto) as detailed in the section headed “Non-Exempt CCT” in the letter from the Board of this circular

“Primary Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange

“Primary Conversion Acknowledgment Announcement”	the announcement of the Company dated August 23, 2022 in relation to, among others, the Primary Conversion

“Prospectus”	the Company’s prospectus published on September 18, 2020 in connection to its offering of Shares for subscription by the public in Hong Kong

DEFINITIONS

“Repurchase Mandate”	the general mandate to the Board to exercise the power of the Company to repurchase Class A ordinary shares and/or ADSs not exceeding 10% of the total number of the issued Shares as at the date of passing the ordinary resolution approving such mandate

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Stock Exchange”	the Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time

“US$”	U.S. dollars, the lawful currency of the U.S.

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“variable interest entity(ies)”	the variable interest entities owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that holds the operating license for value-added telecommunications, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements in accordance with the Generally Accepted Accounting Principles in the United States as if it was the wholly-owned subsidiary of the Group

LETTER FROM THE BOARD

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

Directors: Mr. Vincent Wenbin Qiu (Chairman) Mr. Junhua Wu Mr. Satoshi Okada Ms. Yang Liu Independent Directors: Mr. Yiu Pong Chan Ms. Bin Yu Mr. Steve Hsien-Chieng Hsia Mr. Benjamin Changqing Ye

Registered Office:

Vistra (Cayman) Limited

P.O. Box 31119 Grand Pavilion,

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

Principal Place of Business in Hong Kong:

5/F, Manulife Place

348 Kwun Tong Road

Kowloon

Hong Kong

October 5, 2022

To the Shareholders

Dear Sir or Madam,

(1) NON-EXEMPT CONTINUING CONNECTED TRANSACTION;

(2) PROPOSED GRANT OF REPURCHASE MANDATE,

ISSUANCE MANDATE AND

EXTENDED ISSUANCE MANDATE;

(3) PROPOSED ADOPTION OF 2022 PLAN; AND

(4) PROPOSED ADOPTION OF NEW MEMORANDUM AND

ARTICLES OF ASSOCIATION

1.	INTRODUCTION

Reference is made to the Primary Conversion Acknowledgment Announcement and the announcement of the Company dated October 5, 2022 relating to, among others, the Non-Exempt CCT. The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the EGM for Shareholders’ approval and the notice of EGM.

LETTER FROM THE BOARD

2.	NON-EXEMPT CCT

Following the Primary Conversion, all exceptions, waivers and exemptions available to the Company on the basis of, or conditional upon, its secondary listing status will cease to apply save as otherwise provided under the Stock Exchange’s Guidance Letter GL112-22. In this regard and upon the Primary Conversion becomes effective, certain entities will become connected persons of the Company given their relationships with the Company. The Non-exempt CCT constitutes non-exempt continuing connected transaction of the Company and shall be subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules. Ordinary resolutions will be proposed at the EGM to approve the Non-exempt CCT.

(1)	Parties

(a)	The Group

(b)	Certain subsidiaries of Alibaba Group Holding Limited (collectively, “Alibaba Group”)

(2)	Background, reasons and benefits for the transaction

Alibaba Group is a leading market player in terms of digital media and entertainment industry in China and also operates the largest e-commerce platform in China. For official marketplace stores on Tmall operated by the Group, Tmall provides a wide range of services including, among others, platform support, pay-for-performance marketing and display marketing services. The Group from time to time cooperates with Alibaba Group to utilize its marketing services, platform service, and IT service to promote products of the Group or the e-commerce business of the brand partners of the Group during the three years ended December 31, 2021. The agreements entered with Alibaba Group provide different arrangements and prescribed respective amount and payment terms based on the specific type of service rendered.

Based on the type of services rendered, the marketing and platform service fees shall be calculated and settled in accordance with the underlying agreements with reference to the prevailing market price of the type of services based on arm’s length negotiation.

The Company believes that the marketing and platform services provided by Alibaba Group are effective marketing tools which will enable the Group to reach out to more customers and boost the sales of the Group and its brand partners’ products, as well as facilitating the inventory management of the Company. The Company further believes that by marketing and selling products on various platforms operated by Alibaba Group and by leveraging the ecosystem developed by Alibaba Group, the Group can acquire, retain and further deepen its engagement with consumers in an efficient and effective manner, enhance brand awareness and deliver seamless consumer experience with logistics and fulfillment capabilities of Alibaba Group and/or the Group. Having considered the positive impact of Alibaba Group’s marketing and platform services on the Group’s sales, the Group expects to allocate more resources to such marketing and platform services provided by Alibaba Group going forward.

LETTER FROM THE BOARD

Marketing services

As of the Latest Practicable Date, the marketing service fees included without limitation the following major components:

(a)	CPM (cost per impression) model advertising services. Advertisements are displayed on the various platforms operated by Alibaba Group and Alibaba Group charges advertising fees each time the advertisement is displayed. The unit prices of certain CPM model advertisements are fixed while the unit prices of other advertisements are determined through an auction system. Where the auction system applies, the Group offers bid prices for the relevant advertisement spaces, taking into account the commercial circumstances and comparable prices offered by other independent third party advertisers on other advertising platforms. Alibaba Group’s systems will automatically accept the highest bids for each advertising space where the auction process is used;

(b)	CPC (cost per click) model advertising services. Advertisements are displayed on the various platforms operated by Alibaba Group and Alibaba Group charges advertising fees each time a user clicks on the displayed advertisement. The unit prices of certain CPC model advertisements are fixed while the unit prices of other advertisements are determined through an auction system, under which the Group offers bid prices for the relevant advertisement spaces, taking into account the commercial circumstances and comparable prices offered by other independent third party advertisers on other advertising platforms. Alibaba Group’s systems will automatically accept the highest bids for each advertising space where the auction process is used; and

(c)	project-based advertising services. Alibaba Group provides project-based advertising campaign services, whereby it offers advertisements on its advertising platforms for a certain advertising period. Alibaba Group charges advertising fees based on the actual transaction amounts, length of adWords used and the amount of time displayed (as the case may be). The specific location, timing and frequency of the advertisements displayed on various platforms during the period will be determined by Alibaba Group.

LETTER FROM THE BOARD

Platform services

As of the Latest Practicable Date, the platform service fees included without limitation the following major components:

(a)	a standard rebatable annual fee designated by Alibaba Group (different amount of annual fee is applicable to different categories of products), if applicable;

(b)	technical service fees, which are calculated as a percentage of the value of sales of products or services sold by the Group of the applicable categories on different platforms of Alibaba Group as published from time to time; and

(c)	payment handling fees, which include any costs incurred in the credit card payment handling and the instalment payment handling (if required and as applicable), of the products sold by the Group on different platforms of Alibaba Group which are determined based on the standard rate of the relevant marketing platform selected.

(3)	Terms of the agreements entered with Alibaba Group on marketing and platform services

Each of the terms of the agreements entered with Alibaba Group on marketing and platform services does not exceed three years from the Effective Date.

(4)	Pricing policy

The Group separately negotiates with Alibaba Group for the terms and rates of the marketing and platform services with reference to the prevailing market price of the type of marketing and platform services based on arm’s length negotiation. In addition to Alibaba Group, the Group also cooperates with other marketing and platform services suppliers for such services. The services provided by Alibaba Group were subject to the same approval procedures as the services provided by other independent third parties.

Marketing services

The marketing service fees to be incurred by the Company will be determined with reference to the prevailing market rates, which will be reviewed and compared by the Company against the market data collected by the marketing team of the Company from time to time and at least quarterly, and the market rates for similar marketing services offered by independent third parties. In addition, the Group may choose to place advertisements through a real time bidding system, which equally applies to other independent third-party advertisers.

Platform services

The platform service fees to be incurred by the Company will be determined with reference to the prevailing market rates and the market rates for similar platform services offered by independent third parties.

LETTER FROM THE BOARD

(5)	Annual caps, transaction amounts and basis of caps

The historical amounts of marketing expenses incurred related to the provision of marketing and platform services by Alibaba Group for the three years ended December 31, 2021 and the unaudited transaction amounts for the six months ended June 30, 2022 based on the unaudited management accounts of the Company and the proposed annual caps for the three years ending December 31, 2024 are set out below:

	Historical amounts for the year ended December 31,			Unaudited transaction amounts for the six months ended June 30, 2022 based on management	Proposed annual caps for the year ending December 31,
	2019	2020	2021	accounts	2022	2023	2024
			(RMB in thousand)
Marketing and platform service fees	655,614	671,468	752,833	343,671	872,716	1,030,764	1,224,799

The increase in the historical amounts of marketing expenses incurred for the three years ended December 31, 2021 was resulted from an increase in the advertising expenditures on Tmall as the Group engaged in more advertising activities to increase its gross merchandise volume.

The Group expects the purchase of various marketing and platform services from Alibaba Group will increase for the three years ending December 31, 2024. When estimating the annual caps, the Directors have taken into consideration the following factors, including: (i) the continuous investment in marketing and promotion activities and sales network expansion to expand its brand e-commerce business partner base; (ii) online marketing has become increasingly important and the amount for online marketing activities would take a higher percentage in the Group’s overall marketing expenses; and (iii) the anticipated increase in the price of the marketing services rendered.

The Group has taken into account the existing agreements with its brand partners as well as their potential increase in the use of the Group’s services due to circumstances such as the increased sales volume or the enhanced brand awareness. Considering that online marketing has become increasingly important and that brand partners observe positive results through the use of the Group’s services, it is expected that brand partners will continue to utilize the Group’s services as part of their aim to drive product awareness. Furthermore, it is expected that the Group will continue to attract new brand partners. With reference to the aforementioned projections and based on (i) the historical merchandise volume on Tmall as compared to the Group’s overall gross merchandise volume; and (ii) the historical average rate of advertising expenditures paid to the Alibaba Group, the Group has derived at the proposed annual caps for the three years ending December 31, 2024.

LETTER FROM THE BOARD

(6)	Listing Rules implications

As of the Latest Practicable Date, Baotong Inc. was owned as to 70.0% by the Company and 30.0% by Cainiao Smart Logistics Investment Limited (“Cainiao”). Cainiao is a substantial shareholder of Baotong Inc. and a connected person of the Company. Furthermore, Alibaba Investment Limited (“Alibaba Investment”) held approximately 15.0% of the total ordinary Shares on an as-converted basis as of June 30, 2022 and was entitled to control the exercise of 8.9% of the voting power at any general meeting of the Company as of June 30, 2022.

Both Cainiao and Alibaba Investment are subsidiaries of Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988). By virtue of Rule 14A.13(1) of the Listing Rules, Alibaba Group is a connected person of the Company upon the Effective Date. Since each of the providers of marketing and platform services is an associate of Cainiao, the continuing connected transactions have been aggregated in accordance with Rules 14A.81 and 14A.82 of the Listing Rules.

The marketing and platform services procured from Alibaba Group shall constitute continuing connected transactions of the Company upon the Effective Date. As the highest applicable percentage ratio of the annual caps in respect of the Non-exempt CCT, namely the marketing and platform services procured by the Group, exceeds 5% on an annual basis, the Non-exempt CCT shall be subject to the annual review, reporting, announcement and Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

(7)	Internal control

Upon the Effective Date, the Company will adopt adequate internal control measures to comply with the Listing Rules requirements with respect to the supervision and monitoring of the annual caps of the Non-exempt CCT. The accounting department will conduct regular checks on a quarterly basis to review and assess whether the transactions contemplated under the Non-exempt CCT are being conducted in accordance with the terms (in particular the annual caps and the pricing mechanism) of the relevant transactions.

The Company will continue to closely monitor the Non-Exempt CCT and, in the event that any adjustment to an annual cap becomes foreseeable, will take prompt action to make necessary disclosure and obtain the Independent Shareholders’ approval. The relevant counterparties to the agreements on marketing and platform services have also agreed to allow the Company and its external auditors to access the information necessary to report on the Non-exempt CCT.

LETTER FROM THE BOARD

The independent Directors and auditors of the Company will conduct an annual review of the Non-exempt CCT and provide annual confirmation to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies, as in compliance with Rules 14A.55 and 14A.56 of the Listing Rules. The audit committee of the Board will review the Company’s financial controls, risk management and internal control systems.

With respect to the Non-exempt CCT, the staff of the procurement department of the marketing and platform services will compare the price paid to other similar type of independent third-party suppliers which provide similar services to the Group with reference to external information about the local market and make corresponding adjustments where there is any change in market price in a timely matter; and the price to be paid to the connected persons whenever the price of the relevant services to be procured exceeds the thresholds set by the Group. The price will then be approved by the person-in-charge of the procurement department of the relevant services to ensure that the relevant price is no more favourable than to be paid to the independent third parties. The person-in-charge will then be responsible to negotiate the price based on normal commercial terms after arm’s length negotiation during the relevant period.

(8)	Information of the parties

The Company

The Company is a company with limited liability incorporated in the Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entities are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

Cainiao and Alibaba Group Holding Limited

Cainiao is a company with limited liability incorporated under the laws of the British Virgin Islands and is principally engaged in logistics business. Cainiao has been consolidated within the Alibaba Group Holding Limited since October 2017. Alibaba Group Holding Limited is a company with limited liability incorporated in the Cayman Islands on June 28, 1999. Alibaba Group Holding Limited is a holding company and conducts its businesses primarily through its subsidiaries which aim to provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with its users and customers and operate in a more efficient way.

LETTER FROM THE BOARD

(9)	General

The Independent Board Committee, comprising all independent Directors, namely Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, has been established to consider, and to advise the Independent Shareholders, among others, whether the terms of the Non-exempt CCT including the annual caps are on normal commercial terms, conducted in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Their letter of advice is set out in the section headed “Letter from the Independent Board Committee” of this circular. The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in this regard. Their letter of advice is set out in the section headed “Letter from the Independent Financial Adviser” of this circular.

As at the date when the Board considered the Non-exempt CCT, no Directors have any material interest in the Non-exempt CCT and therefore no Directors have abstained from voting on such resolution of the Board.

Any Shareholder with a material interest and his/her/its associate(s) is (are) required to abstain from voting at the EGM to approve the Non-exempt CCT.

As at June 30, 2022, Alibaba Investment held 26,469,422 Class A ordinary shares, representing 15.0% and 8.9% of the total issued Shares and the aggregate voting power of the Company, respectively. Alibaba Investment will be required to abstain from voting on the ordinary resolution proposed to be passed at the EGM.

Except as disclosed above, to the best of their knowledge and belief, no other Shareholder is required to abstain from voting at the EGM.

3.	PROPOSED GRANT OF REPURCHASE MANDATE, ISSUANCE MANDATE AND THE EXTENDED ISSUANCE MANDATE

As disclosed in the Primary Conversion Acknowledgment Announcement, the Board has proposed to approve the grant of the Repurchase Mandate, the Issuance Mandate and the Extended Issuance Mandate to the Board.

(1)	General mandate to repurchase Shares

In order to give the Company the flexibility to repurchase Class A ordinary shares and/or ADSs if and when appropriate, an ordinary resolution will be proposed at the EGM for the Shareholders to consider and, if thought fit, grant to the Board the Repurchase Mandate, to repurchase Class A ordinary shares and/or ADSs of not exceeding 10% of the number of issued Shares as at the date of passing of such ordinary resolution.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the Company had 174,884,244 Shares in issue. Subject to the passing of the ordinary resolution for the approval of the Repurchase Mandate, assuming no further Shares are issued or repurchased between the Latest Practicable Date and the date of the EGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 17,488,424 Class A ordinary shares, representing 10% of the Company’s total issued share capital as at the Latest Practicable Date. As at the Latest Practicable Date, the Board had no present intention to cause the Company to repurchase any Class A ordinary shares and/or ADSs under the Repurchase Mandate.

The Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the EGM until: (a) the conclusion of the first annual general meeting of the Company following the passing of the relevant resolution at the EGM unless, by an ordinary resolution passed at that meeting, the Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

The explanatory statement as required by the Listing Rules in connection with the Repurchase Mandate is set out in Appendix II to this circular.

(2)	General mandate to issue Shares

In order to give the Company the flexibility to issue Class A ordinary shares and/or ADSs if and when appropriate (including but not limited to any issue of Shares for the purposes of share incentive schemes of the Company adopted from time to time), an ordinary resolution will be proposed at the EGM for the Shareholders to consider and, if thought fit, grant to the Board the Issuance Mandate, to issue, allot or deal with unissued Class A ordinary shares and/or ADSs not exceeding 20% of the total number of issued Shares as at the date of passing of such ordinary resolution.

As at the Latest Practicable Date, the Company had 174,884,244 Shares in issue. Subject to the passing of the ordinary resolution for the approval of the Issuance Mandate, assuming no further Shares are issued or repurchased between the Latest Practicable Date and the date of the EGM, the Company would be allowed under the Issuance Mandate to allot, issue and deal with a maximum of 34,976,848 Class A ordinary shares, representing 20% of the Company’s total issued share capital as at the Latest Practicable Date. As at the Latest Practicable Date, the Board had no present intention to cause the Company to issue, allot or deal with the unissued Class A ordinary shares and/or ADSs under the Issuance Mandate.

In addition, a separate ordinary resolution will also be proposed to approve the extension of the Issuance Mandate by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Class A ordinary shares and/or ADSs which may be allotted and issued by the Board pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the total number of issued Shares as of the date of the resolution granting the Extended Issuance Mandate.

LETTER FROM THE BOARD

The Issuance Mandate shall be in force from the date of the passing of the relevant resolution at the EGM until: (a) the conclusion of the first annual general meeting of the Company following the passing of the relevant resolution at the EGM unless, by an ordinary resolution passed at that meeting, the Issuance Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

4.	PROPOSED ADOPTION OF 2022 PLAN

(1)	The 2014 Plan and the 2015 Plan

As disclosed in the Primary Conversion Acknowledgment Announcement, the Board has proposed to adopt the 2022 Plan, and terminate the 2014 Plan and the 2015 Plan with respect to the granting of new awards, both with effect from the Effective Date. The 2022 Plan replaces the 2014 Plan and the 2015 Plan. The 2014 Plan and the 2015 Plan shall continue to govern all awards (including options) granted prior to the Effective Date but no new awards (including options) shall be granted under the 2014 Plan and the 2015 Plan following the Effective Date.

As of June 30, 2022, the number of underlying Shares which may be issued pursuant to all outstanding awards (including options) granted under the 2014 Plan and the 2015 Plan amounted to 1,908,959 Shares and 4,614,111 Shares, representing approximately 1.1% and 2.6% of the total issued and outstanding Shares, respectively.

As of June 30, 2022, the outstanding awards (including options) under the 2014 Plan and the 2015 Plan were held by 19 grantees and 1,422 grantees, respectively. Assuming 6,523,070 Shares were issued pursuant to all outstanding awards (including options) granted under the 2014 Plan and the 2015 Plan as of June 30, 2022, the shareholding of our Shareholders would be diluted by approximately 3.6% against the total issued and outstanding Shares of the Company on such date. The outstanding awards (including options) under the 2014 Plan and the 2015 Plan have no dilution effect on the earnings per Share for the six months ended June 30, 2022 because the Company recorded negative earnings per Share.

(2)	The 2022 Plan

The adoption of the 2022 Plan is conditional upon the approval of the proposed adoption of the 2022 Plan by the Shareholders at the EGM.

LETTER FROM THE BOARD

The purpose of the 2022 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Eligible Individuals (as defined in the 2022 Plan) to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders, and to provide flexibility to the Company and other Service Recipients (as defined in the 2022 Plan) in their ability to motivate, attract, and retain the services of such Eligible Individuals upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent. The Board considers that grant of the awards (the “Award(s)”) to the Eligible Individuals, which include, among others, employees and directors of the Group and its related entities, consultants and independent contractors of the Group, will align their interests with that of the Group, which would in the long term, and draw in key players of various industries that would help contribute to the Group’s growth and development, and therefore is in the interests of the Group as a whole, and in line with the objectives of the 2022 Plan.

The 2022 Plan does not stipulate that any performance targets an Eligible Individual is required to be achieved before an Award may be exercised or vested. However, under the 2022 Plan, the Board may at its discretion specify any conditions which must be satisfied before the Award may be exercised or vested. The basis for the determination of the exercise price of the Option (as defined in the 2022 Plan) and the Share Appreciation Rights (as defined in the 2022 Plan) is specified in the 2022 Plan. The Award is also subject to forfeiture, clawback and disgorgement if the Eligible Individual conducts any serious misconduct, a material misstatement in the Company’s financial statements. The Board believes that the aforesaid will provide the Board with more flexibility in setting the terms and conditions of the Awards under particular circumstances of each grant and facilitate the Board’s aim to offer meaningful incentive to attract and retain quality personnel that are valuable to the development of the Group and for the benefit of the Company and the Shareholders as a whole.

A summary of the principal terms of the 2022 Plan is set out in Appendix IV of this circular.

(3)	Value of the Awards under the 2022 Plan

The adoption of the 2022 Plan is conditional upon the approval of the proposed adoption of the 2022 Plan by the Shareholders at the EGM, thus no Awards under the 2022 Plan have been granted as at the Latest Practicable Date. Therefore, the Board considers that it is not appropriate or helpful to Shareholders to state the value of the Awards that can be granted under the 2022 Plan as if they had been granted at the Latest Practicable Date given that the variables which are crucial for the calculation of the value of such Awards cannot be determined. The variables which are critical for the determination of the value of such Awards include the exercise price payable upon the exercise of the Awards, whether or not Awards will be granted under the 2022 Plan, and if so, the amount of Awards to be granted and the timing of granting such Awards, the period during which the Awards may be exercised, the discretion of the Board to impose any performance targets that have to be achieved before the Awards can be exercised and any other terms and conditions that the Board may impose with respect to the Awards and whether or not such Awards, if granted, will be exercised by the holders of the Awards. Accordingly, the Board believes that any calculation of the value of the Awards based on a great number of speculative assumptions will not be meaningful and may be misleading to Shareholders in the circumstances.

LETTER FROM THE BOARD

An application will be made to the Stock Exchange for granting the approval for the listing of, and permission to deal in, the Shares which may be issued upon the exercise of the Awards to be granted under the 2022 Plan.

(4)	Others

None of the Directors is a trustee of the 2022 Plan or has a direct or indirect interest in the trustee of the 2022 Plan, if any. The Company had no intention or plan to appoint a trustee for the 2022 Plan as of the Latest Practicable Date.

As at the Latest Practicable Date, (i) the Company had no concrete plan or intention to grant Awards under the 2022 Plan; and (ii) no Shareholder had a material interest in the adoption of the 2022 Plan. As such, no Shareholder is required to abstain from voting on the resolution in relation thereto.

A copy of the 2022 Plan is available for inspection at the Company’s principal place of business in Hong Kong at 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong, at normal business hours from the date of this circular up to and including the date of the EGM.

5.	PROPOSED ADOPTION OF NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

As disclosed in the Primary Conversion Acknowledgment Announcement, the Board has proposed to amend the existing Memorandum and Articles of Association by adopting a new set of Memorandum and Articles of Association in substitution for and to the exclusion of the existing Memorandum and Articles of Association mainly to (a) comply with Appendix 3 to the Listing Rules; and (b) incorporate certain consequential and housekeeping amendments.

A special resolution numbered 6 will be proposed to approve the adoption of the new Memorandum and Articles of Association. The proposed amendments are set out in Appendix III to this circular.

The new Memorandum and Articles of Association, if approved by the Shareholders by way of a special resolution at the EGM, will come into effect from the Effective Date.

The Company has received a confirmation from its legal adviser to Hong Kong laws confirming that the new Memorandum and Articles of Association comply with the applicable provisions under the Listing Rules.

LETTER FROM THE BOARD

The Company has also received a confirmation from its legal adviser to Cayman Islands laws confirming that the new Memorandum and Articles of Association comply with the applicable laws and regulations in the Cayman Islands.

The Company also confirms that there is nothing unusual about the proposed amendments to the Memorandum and Articles of Association for a company listed on the Stock Exchange.

The Chinese translation of the new Memorandum and Articles of Association is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

6.	GENERAL

(1)	EGM

The notice of the EGM is set out on pages 70 to 71 of this circular. A form of proxy for use at the EGM is enclosed with this circular.

The EGM will be held at 17/F, Building B, No. 1-9, Lane 510, West Jiangchang Road, Shanghai, China on Friday, October 21, 2022 at 10:00 a.m., Hong Kong Time (or 10:00 p.m. on October 20, 2022, New York Time).

You can review and download this circular and the proxy form at the “Investor Relations – Shareholder Meeting” section of the Company’s website at http://ir.baozun.com, website of the U.S. Securities and Exchange Commission at www.sec.gov and website of the Stock Exchange at www.hkexnews.hk.

(2)	Record date, share ownership and quorum

Only holders of the Shares of record as of the close of business on the Ordinary Shares Record Date, being Monday, October 3, 2022, Hong Kong Time are entitled to attend and vote at the EGM.

Holders of ADSs issued by JPMorgan Chase Bank, N.A., as depositary of the ADSs, each representing three Class A ordinary shares do not have direct right to attend or vote at the EGM under the Company’s currently effective Memorandum and Articles of Association. Holders of ADSs as of the close of business on the ADS Record Date, being Monday, October 3, 2022, New York Time will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. JPMorgan Chase Bank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the EGM the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

LETTER FROM THE BOARD

One or more Shareholders holding Shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

(3)	Voting and solicitation

Each Class A ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the EGM. Each Class B ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to ten votes at the EGM. A resolution put to the vote at the EGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the EGM, or (ii) any Shareholder present in person or by proxy (or in the case of a Shareholder being a corporation or other non-natural person, by its duly authorized representative) with a right to attend and vote at the meeting. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution.

(4)	Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of Shares to the mailing address set forth in the proxy form by no later than 10:00 a.m. on Wednesday, October 19, 2022, Hong Kong Time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Shares for the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

(5)	Voting by holders of ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Class A ordinary shares at the EGM.

LETTER FROM THE BOARD

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the EGM, the proxy statement and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A ordinary shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

JPMorgan Chase Bank, N.A. must receive your ADS Voting Card by no later than 12:00 p.m. on October 13, 2022, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

(6)	Revocability of proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Shares only, by attending the EGM and voting in person at the EGM.

7.	RECOMMENDATIONS

Proposed grant of Repurchase Mandate, Issuance Mandate, Extended Issuance Mandate, and the proposed adoption of new Memorandum and Articles of Association and 2022 Plan

The Directors believe that the proposed resolutions set out in this circular and notice of EGM in relation to the grant of Repurchase Mandate, Issuance Mandate and Extended Issuance Mandate, and the adoption of new Memorandum and Articles of Association and 2022 Plan, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the EGM.

LETTER FROM THE BOARD

Non-exempt CCT

The Directors (including the members of the Independent Board Committee having considered the advice from the Independent Financial Advisers) are of the view that (a) Non-exempt CCT has been and will be entered into during the ordinary and usual course of business of the Group, on normal commercial terms and the terms are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (b) the proposed annual caps under the Non-exempt CCT are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that all Independent Shareholders vote in favor of all such resolutions to be proposed at the EGM.

8.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular and the notice of the EGM.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

October 5, 2022

To the Independent Shareholders

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTION

We refer to the circular of the Company to the Shareholders dated October 5, 2022 (the “Circular”), in which this letter forms a part. Unless the context requires otherwise, capitalized terms used in this letter will have the same meanings given to them in the Circular.

We have been authorised by the Board to form the Independent Board Committee to advise the Independent Shareholders on whether the terms of Non-exempt CCT are fair and reasonable so far as the Independent Shareholders are concerned.

We wish to draw your attention to the letter of advice from the Independent Financial Adviser appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Non-exempt CCT as set out on pages 22 to 34 of the Circular and the letter from the Board as set out on pages 5 to 20 of the Circular.

Having considered, among other matters, the factors and reasons considered by, and the opinion of the Independent Financial Adviser as stated in its letter of advice, we consider that the terms of the Non-exempt CCT including the annual caps are on normal commercial terms, conducted in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution(s) proposed at the EGM to approve the Non-exempt CCT.

Yours faithfully,

For and on behalf of the Independent Board Committee

Mr. Yiu Pong Chan	Ms. Bin Yu Independent Director	Mr. Steve Hsien-Chieng Hsia	Mr. Benjamin Changqing Ye
Independent Director		Independent Director	Independent Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of a letter of advice from Altus Capital Limited to the Independent Board Committee and the Independent Shareholders in respect of the procurement of marketing and platform services from Alibaba Group and the proposed annual caps in relation thereto, which has been prepared for the purpose of incorporation in the Circular.

Altus Capital Limited
21 Wing Wo Street

Central, Hong Kong

October 5, 2022

To the Independent Board Committee and the Independent Shareholders

Baozun Inc.

No. 1-9, Lane 510, West Jiangchang Road
Shanghai 200436, China

Dear Sirs and Madams,

NON-EXEMPT CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to the Company to advise the Independent Board Committee and Independent Shareholders in relation to the marketing and platform services procured from Alibaba Group and the proposed annual caps in relation thereto, details of the which are set out in the “Letter from the Board” contained in the circular of the Company dated October 5, 2022 (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context required otherwise.

Reference is made to the Primary Conversion Acknowledgement Announcement issued pursuant to Paragraph 3.24 of HKEX-GL112-22 on August 23, 2022. The Effective Date, being the date on which the Primary Conversion will become effective, is expected to be November 1, 2022. Upon the Effective Date, the Company will be dual primary listed on the Stock Exchange in Hong Kong and the Nasdaq in the United States. Upon the Primary Conversion, the marketing and platform services procured from Alibaba Group and the proposed annual caps for the three years ending December 31, 2024 will be subject to the reporting, annual review, announcement requirements and the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

LISTING RULES IMPLICATION

As of the Latest Practicable Date, Baotong Inc. was owned as to 70.0% by the Company and 30.0% by Cainiao Smart Logistics Investment Limited (“Cainiao”). Cainiao is a substantial shareholder of Baotong Inc. and a connected person of the Company. Furthermore, Alibaba Investment Limited (“Alibaba Investment”) held approximately 15.0% of the total ordinary Shares on an as-converted basis as of June 30, 2022 and was entitled to control the exercise of 8.9% of the voting power at any general meeting of the Company as of June 30, 2022.

Both Cainiao and Alibaba Investment are subsidiaries of Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988). By virtue of Rule 14A.13(1) of the Listing Rules, Alibaba Group is a connected person of the Company upon the Effective Date. Since each of the providers of marketing and platform services is an associate of Cainiao, the continuing connected transactions have been aggregated in accordance with Rules 14A.81 and 14A.82 of the Listing Rules.

The marketing and platform services procured from Alibaba Group shall constitute continuing connected transactions of the Company upon the Effective Date. As the highest applicable percentage ratio of the annual caps in respect of the Non-exempt CCT, namely the marketing and platform services procured by the Group, exceeds 5% on an annual basis, the Non-exempt CCT shall be subject to the annual review, reporting, announcement and Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising all the Independent Directors, has been established to consider, and to advise the Independent Shareholders on the approval of the marketing and platform services procured from Alibaba Group and the proposed annual caps in relation thereto as set out in the Circular as to the fairness and reasonableness and to recommend whether or not the Independent Shareholders should approve the marketing and platform services procured from Alibaba Group and the proposed annual caps in relation thereto as set out in the Circular.

INDEPENDENT FINANCIAL ADVISER

As the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, our role is to give an independent opinion to the Independent Board Committee and the Independent Shareholders as to (i) whether the terms of the Non-exempt CCT (including the proposed annual caps) are fair and reasonable; (ii) whether the Non-exempt CCT (including the proposed annual caps) are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolution to be proposed at the EGM.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have not acted as an independent financial adviser or financial adviser for other transactions of the Company in the past two years prior to the date of the Circular. Pursuant to Rule 13.84 of the Listing Rules, and given that remuneration for our engagement is at market level, and that our engagement is on normal commercial terms, we are independent of and not associated with the Company, its controlling shareholder(s) or connected person(s).

BASIS OF OUR OPINION

In formulating our opinion, we have reviewed, amongst others (i) the agreements in respect of the marketing and platform services entered into between the Group and Alibaba Group for the three years ended December 31, 2021; (ii) the annual report of the Company for the year ended December 31, 2021 (the “2021 Annual Report”); (iii) the interim report of the Company for the six months ended March 31, 2022 (the “2022 Interim Report”); (iv) the prospectus of the Company dated September 18, 2020; and (v) other information set out in the Circular.

We have also relied on the statements, information, opinions and representations contained or referred to in the Circular and/or provided to us by the Company, the Directors and the management of the Group (the “Management”). We have assumed that all the statements, information, opinions and representations for matters relating to the Group contained or referred to in the Circular and/or provided to us by the Company, Directors and the Management were reasonably made after due and careful enquiry and were true, accurate and complete at the time they were made and continued to be so as at the date of the issuance of this letter. The Directors collectively and individually accept full responsibility for such statements, information, opinions and representations, including particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other facts the omission of which would make any statement in the Circular misleading.

We have no reason to believe that any such statements, information, opinions or representations we relied on in forming our opinion are untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render them untrue, inaccurate or misleading. We consider that we have been provided with and have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business, financial conditions and affairs or the future prospects of the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the marketing and platform services procured from Alibaba Group and the proposed annual caps thereto, we have taken into consideration the following principal factors and reasons:

1.	Background

1.1	Principal businesses of the Company and Alibaba Group

The Company is a company with limited liability incorporated in the Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entities are principally engaged in providing its customers with end-to-end e-commerce solutions including the sale of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfilment.

Alibaba Group Holding Limited is a company with limited liability incorporated in the Cayman Islands on June 28, 1999. It is a holding company and conducts its businesses primarily through its subsidiaries which aim to provide technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and to operate in a more efficient way.

1.2	Financial information of the Group

Set out below is a table summarising the key financial information of the Group for the two years ended December 31, 2021 (“FY2020” and “FY2021”) and the six months ended June 30, 2021 and 2022 (“1H2021” and “1H2022”) as extracted from the 2021 Annual Report and 2022 Interim Report.

Extract of consolidated income statement

	For the year ended December 31,		For the six months ended June 30,
	2020	2021	2021	2022
	RMB’000 (audited)	RMB’000 (audited)	RMB’000 (unaudited)	RMB’000 (unaudited)
Net revenues	8,851,563	9,396,256	4,324,613	4,106,195
– Product sales	3,906,611	3,873,589	1,943,919	1,374,741
– Services	4,944,952	5,522,667	2,380,694	2,731,454
Operating expenses	(8,292,886)	(9,389,235)	(4,165,068)	(4,170,720)
– Sales and marketing	(2,130,667)	(2,549,842)	(1,118,875)	(1,284,236)
– General and administrative	(224,045)	(525,802)	(177,585)	(182,278)
Unrealized investment loss	–	(209,956)	(54,605)	(94,645)
Net income (loss)	426,534	(205,963)	83,954	(196,942)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

FY2021 vs FY2020

Net revenue of the Group increased by approximately 6.2% from approximately RMB8,852 million for FY2020 to approximately RMB9,396 million for FY2021, primarily due to the increase in the Group’s services segment, where the Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services. Operating expenses of the Group increased by a higher rate of approximately 13.2% from approximately RMB8,293 million for FY2020 to approximately RMB9,389 million for FY2021, primarily due to both higher general and administrative expenses and sales and marketing expenses. The Group’s general and administrative expenses consisted of payroll-related expenses for corporate employees, professional service fees and other corporate overhead costs which increased from approximately RMB224 million for FY2020 to approximately RMB526 million for FY2021, representing an increase of approximately 134.7%. Such increase was primarily due to (i) an increase of write-down on accounts receivable from certain distributor of the Group; and (ii) an increase in administrative, business planning staff and rental expenses resulted from the increased in the Group’s M&A activities. Further, the Group recorded sales and marketing expenses of approximately RMB2,131 million and RMB2,550 million for FY2020 and FY2021 respectively. Such increase was primarily due to the Group’s strategy of continuous investment in marketing and promotion activities and sales network expansion to expand brand e-commerce business partner base. Along with the aforementioned increase in general and administrative expenses and sales and marketing expenses, the Group also recorded an unrealized investment loss of approximately RMB210 million for FY2021 which was resulted from a decrease in trading price of a listed company that the Group had invested in. As a result, the Group recorded a net loss of approximately RMB206 million for FY2021.

1H2022 vs 1H2021

Net revenue of the Group decreased by approximately 5.1% from approximately RMB4,325 million for 1H2021 to approximately RMB4,106 million for 1H2022, primarily due to a reduction in revenue from online store operations, as result of weaker macro-economics and COVID-19 lockdown during 1H 2022. This had led to a decrease in the Group’s product sales of approximately 29.3%. Such decrease was partly offset by an increase in revenue from the services segment which consisted of warehousing and fulfilment, digital marketing and IT solution services. Operating expenses remained at similar level compared to the previous corresponding period despite lower net revenues. In particular, sales and marketing expenses increased from approximately RMB1,119 million for 1H2021 to approximately RMB1,284 million for 1H2022, representing an increase of approximately 14.8% due to hiring of more strategic business development staff to drive the business growth. In addition, the Group also further recorded an unrealized investment loss of approximately RMB94.6 million for IH2022 which was resulted from a decrease in trading price of a listed company that the Group had invested in as mentioned above for FY2021. As a result, the Group had recorded a net loss of approximately RMB197 million for 1H2022.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Outlook of the Group

According to the 2021 Annual Report, the Group emphasizes its needs to expand into Asia and commercialisation of its technology. The Group aims to enhance its competitiveness by organically investing in its people and organizational development, and strategically executing its mergers and acquisitions plans. During 2021, the Group executed its investment agreement with Cainiao, which further enriched the Group’s services in being more premium, customized and diversified.

In addition, the Group continued to help its brand partners to accelerate their digital transformations in China’s fast-evolving e-commerce industry. The Group had actively empowered its brand partners and made breakthrough in the luxury and high premium sectors. The Group on-boarded 18 luxury brand partners and ended the year with 333 brands partners under its umbrella for its store operations in 2021.

Going forward, the Group remains committed to enhance its brand awareness by investing its marketing and advertising activities. Although the short-term turbulence due to the recent worst-ever Covid lockdown in some cities in China had further dampened consumption and considerably disrupted business activities, the Group remains positive towards its long-term business growth and sustainability, and poised to bring best-in-class services and innovative solutions to its brand partners.

2.	Marketing and platform Services procured from Alibaba Group

2.1	Reasons for procuring services from Alibaba Group

Alibaba Group is a leading market player in terms of digital media and entertainment industry in China and also operates the largest e-commerce platform in China. For official marketplace stores on Tmall operated by the Group, Tmall provides the Group with a wide range of services including, among others, platform support, pay-for-performance marketing, and display marketing services. Given the reputation and high usage of Alibaba Group’s platforms, the marketing and platform services provided by Alibaba Group will enable the Group to reach out to more customers and boost the sales of the Group and its brand partners’ products, as well as facilitating the inventory management of the Company. As such, it is beneficial for the Group to cooperate with Alibaba to increase the exposure of products or e-commerce businesses of the Group’s brand partners. The Group will also be able to leverage on the ecosystem developed by Alibaba Group, which the Group can acquire, retain and further deepen its engagement with consumers in an efficient and effective manner, and in turn enhances brand awareness in China.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group has been working with Alibaba Group for over 10 years and has well established communication channels with Alibaba Group through collaborations in past transactions. We believe the continuous cooperation allows the Group to benefit from Alibaba Group’s better understanding of the Group’s operations, which enables the Group to make service requests more efficiently and to procure tailored marketing and platform services more responsively.

Having considered the above reasons, we are of the view that the procurement of marketing and platform services from Alibaba Group, which is in the ordinary and usual course of business of the Group, is fair and reasonable and in the interests of the Company and Shareholders as a whole.

2.2	Principal terms

During the three years ended December 31, 2021, the Group had from time to time cooperated with Alibaba Group to utilize its marketing services, platform services and IT services to promote products of the Group or the e-commerce business of the Group’s brand partners. The agreements entered into with Alibaba Group provide a vast range of arrangements and prescribed respective amount and payment terms based on the specific type of services rendered. Based on the type of services rendered, the marketing and platform service fees shall be determined and settled in accordance with the underlying agreements, which takes into account the prevailing market price of the nature of services based on arm’s length negotiation. Marketing service fees included, without limitation, the following major components: (i) cost per impression model advertising services; (ii) cost per click model advertising services; and (iii) project-based advertising services. Platform service fee included, without limitation, the following major components: (i) a standard rebatable annual fee; (ii) technical service fees; and (iii) payment handling fees. Each of the terms of the agreements entered into with Alibaba Group on marketing and platform services does not exceed three years from the Effective Date.

2.3	Pricing policy

The Group separately negotiates with Alibaba Group for the terms and rates of the marketing and platform services with reference to the prevailing market price of similar types of marketing and platform services based on arm’s length negotiation. Besides Alibaba Group, the Group also cooperates with other marketing and platform services suppliers (such as JD.com and Douyin) for such services. The services provided by Alibaba Group were subject to the same approval procedures as the services provided by other independent third parties.

(a)	Marketing services

The marketing service fees to be incurred by the Company will be determined with reference to the prevailing market rates, which will be reviewed and compared by the Company against the market data collected by the marketing team of the Company from time to time and at least quarterly, and the market rates for similar marketing services offered by independent third parties, if any. In addition, the Group may choose to place advertisements through a real time bidding system, which equally applies to other independent third party advertisers.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	Platform services

The platform service fees to be incurred by the Company will be determined with reference to the prevailing market rates and the market rates for similar platform services offered by independent third parties.

In assessing the fairness and reasonableness of the terms and pricing policy of the marketing and platform services procured from Alibaba Group, we have reviewed the terms and pricing policy as described under the section headed “2. NON-EXEMPT CCT” set out in the “Letter from the Board” of the Circular and have discussed with the Management and reviewed the documents of transactions with Alibaba Group and those with independent third parties in relation to the marketing and platform services as elaborated below.

According to the Management, each of the marketing services procured from Alibaba Group are tailored to the specific needs of the Group’s brand partners, and the terms of the underlying agreements would vary based on the type of services rendered. In addition, Alibaba Group and independent third parties may impose different pricing mechanisms with reference to public awareness of the brand partners’ brands, their business size, as well as taking into account the past engagements with these brand partners. The Management’s feedback above is in line with the disclosures made in the prospectus of Alibaba Group dated November 15, 2019 and its annual report for the year ended March 31, 2022. We understand from the Management that Alibaba Group generally circulates fee rates of general marketing services to the Group and other independent third party advertisers on a quarterly basis. We have randomly selected and reviewed three circulated documents and/or records in relation to the above mentioned general marketing services circulated by Alibaba Group during the year ended December 31, 2021 and noted that the terms and pricing offered to the Group are identical to those offered to other independent third party advertisers. Considering the frequency of circulated fee rates of general marketing services from Alibaba Group to the Group, and given the samples of circulated documents are selected on a random basis, we believe the selected samples of circulated documents are sufficient for comparison purpose. Based on our discussions with the Management, we also understand that final decisions of engaging which services providers or platforms when placing advertisements are normally made by the Group’s brand partners. They will have the option to choose other service providers if terms and pricing from such service providers are more favourable than those offered by Alibaba Group. As mentioned in the section headed “2. NON-EXEMPT CCT” set out in the “Letter from the Board” of the Circular, advertisement placements may be made through real time bidding systems, where the systems will automatically accept the highest bids for each advertising space, and such mechanism equally applies to the Group and other independent third party advertisers. For such marketing services with real time bidding systems and mechanism, we noted that the Group and other independent third party advertisers are subject to the same standard terms and conditions as stipulated by Alibaba Group or other independent third party service providers. In other words, it is noted that all advertisers, through their individual accounts with the service providers, are subject to the same terms and conditions which are stipulated in the real time bidding systems. In this connection, we have sampled service terms of two current real time bidding systems (i.e. one from Alibaba Group and one from a randomly selected independent third party service provider). We noted that the bidding systems of Alibaba Group and independent third party service providers are similar, which are in line with our above understanding. Considering the transparent nature of marketing services procured from Alibaba Group, and given the Group and other independent third party advertisers are subject to the same terms and conditions as specified by Alibaba Group or other independent third party service providers, we believe the above mentioned sampled service terms are relevant and sufficient for comparison purpose.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In relation to platform services, the platform service fees offered by Alibaba Group are fixed fees which are based on different categories of products as publicly disclosed on Alibaba Group’s websites. For a same category of products, Alibaba Group charges the same fees to the Group’s brand partners and to the independent third party advertisers. In this connection, we have reviewed the websites of Tmall and other independent third party platforms and noted that the pricing mechanisms set out in the websites are in line with our understanding above and the platform service fees offered by Alibaba Group are comparable than those offered by other independent third party platforms.

The Group has been following the relevant approval procedures when procuring marketing services as elaborated in the paragraph headed “3. Internal control measures” below. We have randomly selected, obtained and reviewed records of two operational assessment approvals from the Group in relation to the marketing services procured from Alibaba Group during each of the three years ended December 31, 2021. Considering the transparent nature of marketing services procured from Alibaba Group, and given the samples of operational assessment approval are selected on a random basis, we believe the above mentioned selected samples are fair and representative on the fact that the Group’s internal control procedures had been adhered to and comply with the aforementioned pricing policy for the marketing and platform services procured from Alibaba Group. We also believe there exist procedures to ensure the marketing and platform services procured from Alibaba Group will be continuously carried out on normal commercial terms and with reference to aforementioned pricing terms.

In light of the above, we consider the terms of the marketing and platform services procured from Alibaba Group are on normal commercial terms and are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.4	Proposed annual caps of the marketing and platform services procured from Alibaba

As stated in the “Letter from the Board” of the Circular, the unaudited transaction amounts for the six months ended June 30, 2022 based on unaudited management accounts of marketing expenses incurred related to Alibaba Group providing marketing and platform services amounted to approximately RMB343 million. The proposed annual caps for the three years ending December 31, 2024 amount to approximately RMB873 million, RMB1,031 million and RMB1,225 million respectively. The proposed annual caps in respect of the marketing and platform services procured from Alibaba Group for the three years ending December 31, 2024 have been determined based on (i) the expected continuous investment in marketing and promotion activities and sales network expansion to expand brand e-commerce business partner base; (ii) the fact that online marketing has become increasingly important and the amount allocated towards online marketing activities would take a higher percentage of our overall marketing expenses; and (iii) the anticipated price increase of marketing and platform services.

To assess the reasonableness of the proposed annual caps in respect of the marketing and platform services procured from Alibaba Group, we have reviewed the Management’s projections with respect to the anticipated volume of transaction for the three years ending December 31, 2024, discussed with the Management the bases applied to arrive at such estimation and made reference to the historical transaction amount for the three years ended December 31, 2021. We noted that the total revenue of the Group increased by approximately 21.6% and 6.2% for the years ended December 31, 2020 and 2021, and such increases were resulted by the increase in the Group’s service segment. This was in line with the respective increase in historical amounts of marketing expenses incurred related to provision of marketing and platform services by Alibaba Group for the years ended December 31, 2020 and 2021. In addition to the above, we noted the fact that each of the Group’s business teams has taken into account the existing agreements with its clients as well as their potential increase in the use of the Group’s services due to circumstances such as increased sales volume or enhanced brand awareness. In particular, we noted that in accordance with the paragraph headed “Outlook of the Group” above and the 2021 Annual Report, the Group had on-boarded 18 luxury brand partners and ended with 333 brand partners in 2021. As the Group continues its brand acquisition momentum and breakthrough in the luxury and high premium sectors, we concur with the view of the Management that there will be an increase in potential opportunities of working with Alibaba. This in turn will result in increases in marketing expenses related to provision of marketing and platform services by Alibaba Group for the three years ending December 31, 2024. Considering that online marketing has become increasingly important and that customers observe positive results through the use of the Group’s services, the Management expects clients will continue to utilize the Group’s services as part of their aim to drive product awareness. Furthermore, it is expected that the Group will continue to attract new brand partners.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With reference to the aforementioned projections and based on (i) the historical merchandise volume on Tmall as compared to the Group’s overall gross merchandise volume; and (ii) the historical average rate of advertising expenditures paid to the Alibaba Group, the Management has then derived at the proposed annual caps for the three years ending December 31, 2024.

We note that the unaudited transaction amounts of marketing and platform services procured from Alibaba Group for the six months ended June 30, 2022 of approximately RMB343 million, represent approximately 39.4% of the proposed annual caps for the year ending December 30, 2022. We understand there are seasonal factors where as stated in the 2021 Annual Report and from our understanding from the Management, the Group generally experiences increase in its sales activities during the second half of the year. This is primarily due to consumers increasing their purchases during promotional periods such as Singles Day (an online sales promotions event that falls on or around November 11 each year) promotion and the impact of seasonal buying patterns within certain categories such as apparel.

Based on the above, we are of the view that each of the aforesaid items has been fairly and reasonably arrived at and we consider that the proposed annual caps have been fairly and reasonably determined, and are in the interests of the Company and the Shareholders as a whole.

Shareholders should note that the proposed annual caps represent an estimate based on information currently available and that the actual utilisation and sufficiency of the proposed annual caps would depend on a number of factors, including but not limited to, the Group’s actual demand of the marketing and platform services procured from Alibaba Group. The proposed annual caps have no direct relationship to, nor should be taken to have any direct bearing on, the Group’s financial or potential financial performance.

3.	Internal control measures

Upon the Effective Date, the Company will adopt adequate internal control measures as set out below to comply with the Listing Rules requirements with respect to the supervision and monitoring of the annual caps of each nature of the transactions with Alibaba Group, as well as other connected transactions of the Group.

(1)	The accounting department will conduct regular checks on a quarterly basis to review and assess whether the transactions contemplated under the relevant continuing connected transaction are being conducted in accordance with the terms (in particular the annual caps and the pricing mechanism) of the relevant transactions.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)	The Company will continue to closely monitor the transactions with Alibaba Group and, in the event that any adjustment to an annual cap becomes foreseeable, will take prompt action to make necessary disclosure and obtain the Independent Shareholders’ approval.

(3)	The relevant counterparties to the agreements on marketing and platform services have also agreed to allow the Company and its external auditors to access the information necessary to report on the transactions with Alibaba Group.

(4)	The independent Directors and auditors of the Company will conduct an annual review of each of the partially-exempted continuing connected transactions and non-exempted continuing connected transaction with Alibaba Group and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 the Listing Rules that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies.

(5)	The audit committee of the Board will review the Company’s financial controls, risk management and internal control systems.

In addition, with respect to the Non-exempt CCT, the internal control department will conduct regular checks on a quarterly basis to review and assess whether the transactions contemplated under the Non-exempt CCT are being conducted in accordance with the terms of the relevant agreements. In addition, staff of the procurement department of the marketing and platform services will compare the price paid to other similar type of independent third party suppliers which provide similar services to the Group with reference to external information about the local market and make corresponding adjustments where there is any change in market price on a quarterly basis. The procurement department of the Group will be notified if the price to be paid to Alibaba Group whenever the price of the relevant services to be procured exceeds the thresholds set by the Group. The price will then be approved by the person-in-charge of the procurement department of the relevant services to ensure that the relevant price is no more favourable than to be paid to the independent third parties. The person-in-charge will then be responsible to negotiate the price based on normal commercial terms after arm’s length negotiations during the relevant period.

We have reviewed sample procurement arrangements between the Group and other independent third party suppliers, as well as with Alibaba Group, for marketing and platform services. The procurement arrangements with Alibaba Group were subject to the same operational assessment approval procedures as those with other independent third party suppliers.

Based on the above, we are of the view that the Group’s existing approval procedures and internal control measures have generally been adhered to, and the above internal control measures to be further adopted upon the Effective Date are adequate and effective in monitoring the Non-exempt CCT.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

RECOMMENDATION

Having considered the above principal factors, we are of the view that (i) the terms of the Non-exempt CCT (including the proposed annual caps) are fair and reasonable; and (ii) the Non-exempt CCT (including the proposed annual caps) are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the relevant resolution at the EGM.

Yours faithfully,

For and behalf of

Altus Capital Limited

Chang Sean Pey	Leo Tam
Executive Director	Executive Director

Mr. Chang Sean Pey (“Mr. Chang”) is a Responsible Officer of Altus Capital Limited licensed to carry on Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and permitted to undertake work as a sponsor. He is also a Responsible Officer of Altus Investments Limited licensed to carry on Type 1 (dealing in securities) regulated activity under the SFO. Mr. Chang has over 25 years of experience in banking, corporate finance advisory and investment management. In particular, he has participated in sponsorship work for initial public offerings and acted as financial adviser or independent financial adviser in various corporate finance advisory transactions.

Mr. Leo Tam (“Mr. Tam”) is a Responsible Officer of Altus Capital Limited licensed to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and permitted to undertake work as a sponsor. He has over seven years of experience in corporate finance and advisory in Hong Kong, in particular, he has participated in sponsorship work for initial public offerings and acted as financial adviser or independent financial adviser in various corporate finance transactions. Mr. Tam is a certified public accountant of the Hong Kong Institute of Certified Public Accountants.

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

As set out in the sub-section headed “Disclosure of Interests under Part XV of SFO” under the section headed “Waivers from Compliance with the Listing Rules and Exemptions from Strict Compliance with the Companies (WUMP) Ordinance” of the Prospectus, the SFC has granted a conditional partial exemption under Section 309(2) of the SFO to the Company, its substantial Shareholders, Directors and chief executive from strict compliance with the provisions of Part XV of the SFO (other than Divisions 5, 11 and 12 of part XV of the SFO). As such, the substantial Shareholders, Directors and chief executive are not required to disclose their interest in the Shares or the underlying Shares of the Company or its associated corporations (if any) until the Effective Date.

For information regarding the ownership of Shares of the Directors, please refer to the annual report of the Company for the year ended December 31, 2021 published on May 27, 2022.

3.	DIRECTORS’ INTERESTS IN ASSETS, CONTRACT OR ARRANGEMENT

None of the Directors had any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group or proposed to be so acquired, disposed of by or leased to any member of the Group since December 31, 2021, being the date to which the latest published audited accounts of the Company were made up, and up to the Latest Practicable Date.

None of the Directors was materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement is subsisting at the Latest Practicable Date and which is significant in relation to the business of the Group.

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation).

APPENDIX I	GENERAL INFORMATION

5.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since December 31, 2021 (being the date to which the latest published audited consolidated financial statements of the Group were made up).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or any of their respective close associates (as defined in the Listing Rules) was interested in any business apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with that of the Group.

7.	EXPERT’S QUALIFICATION AND CONSENT

Set out below is the qualification of the expert who has given its letter of advice in this circular:

Name	Qualification

Altus Capital Limited	a corporation licensed to carry out Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management) regulated activities under the SFO

The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter to the Independent Board Committee and the Independent Shareholders and references to its name and logo in the form and context in which they appear.

As at the Latest Practicable Date, the Independent Financial Adviser did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the Independent Financial Adviser did not have any direct or indirect interests in any assets which had been, since December 31, 2021 (being the date to which the latest published audited consolidated financial statements of the Group were made up), acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group.

8.	LITIGATION

So far as the Company is aware, as at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors pending or threatened by or against any member of the Group.

APPENDIX I	GENERAL INFORMATION

9.	DOCUMENTS ON DISPLAY

Copies of the following documents will be available on display on the Stock Exchange’s website (www.hkexnews.hk) and the Company’s website (www.baozun.com) for a period of 14 days from the date of this circular until the date of the EGM:

(i)	the letter from the Board dated October 5, 2022, the text of which is set out on pages 5 to 20 of this circular; and

(ii)	the letter from the Independent Board Committee dated October 5, 2022, the text of which is set out on page 21 of this circular;

(iii)	the letter of advice from the Independent Financial Adviser dated October 5, 2022 the text of which is set out on pages 22 to 34 of this circular;

(iv)	the written consent as referred to under the section headed “Expert’s Qualification and Consent” in this appendix;

(v)	this circular; and

(vi)	the 2022 Plan.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

This is an explanatory statement pursuant to Rule 10.06(1)(b) of the Listing Rules given to all Shareholders so as to provide the Shareholders with information reasonably necessary to enable them to make an informed decision on whether to vote for or against the ordinary resolution to approve the Repurchase Mandate.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the Company had 174,884,244 Shares in issue. Subject to the passing of the ordinary resolution for the approval of the Repurchase Mandate, for illustrative purposes only and assuming no further Shares are issued or repurchased between the Latest Practicable Date and the date of the EGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 17,488,424 Class A ordinary shares, representing 10% of the Company’s total issued share capital as at the Latest Practicable Date.

2.	REASONS FOR SHARES REPURCHASES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class A ordinary shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class A ordinary share and/or ADS and/or its earnings per Class A ordinary share and/or ADS.

The Directors have no present intention to cause the Company to repurchase any Class A ordinary shares and/or ADSs and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

In making the repurchases, the Company may only apply funds legally available for such purposes in accordance with the with the Memorandum and Articles of Association, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

The Directors consider that the exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts as at December 31, 2021).

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Directors do not intend to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or the gearing position which in the opinion of the Directors is from time to time appropriate for the Company.

5.	SHARE PRICES

Set out below are the highest and lowest prices at which the Class A ordinary shares traded on the Stock Exchange during each month during the previous 12 months and until the Latest Practicable Date:

	Price per Share
Month	Highest	Lowest
	HK$	HK$
2021
September	63.6	45.15
October	52.95	42.7
November	48.7	36
December	38.55	32.7

2022
January	37	29
February	34.8	27.35
March	27.9	14.5
April	24.4	17.34
May	25.4	17.44
June	29.85	23.35
July	29.2	24.05
August	23.75	19.56
September	21.95	15.14

6.	GENERAL

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules and the laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their close associates have any present intention to sell their Shares to the Company in the event that the Repurchase Mandate is approved by the Shareholders.

No core connected persons of the Company have notified the Company that he/she/it has a present intention to sell his/her/its Shares to the Company nor has undertaken not to do so, in the event that the Repurchase Mandate is granted by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	TAKEOVERS CODE AND THE PUBLIC FLOAT REQUIREMENT

If, on the exercise of the power to repurchase Class A ordinary shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the beneficiaries of weighted voting rights (namely, Mr. Vincent Wenbin Qiu and Mr. Junhua Wu) must reduce their weighted voting rights in the Company proportionately (for example through conversion of a proportion of their shareholding in Class B ordinary shares into Class A ordinary shares) if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B ordinary shares. As at June 30, 2022, to the best knowledge and belief of the Directors, Mr. Vincent Wenbin Qiu, through a company wholly- owned by him, owned 10 Class A ordinary shares and 9,410,369 Class B ordinary shares and beneficially owned 640,807 Class A ordinary shares; and Mr. Junhua Wu through a company wholly-owned by him, owned 3,890,369 Class B ordinary shares, and beneficially owned 405 Class A ordinary shares. The beneficiaries of weighted voting rights together held a total of 415 Class A ordinary shares and 13,941,545 Class B ordinary shares, representing approximately 45.1% voting rights in the Company with respect to Shareholders’ resolutions. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu to make a mandatory offer under the Takeovers Code.

The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer.

The Directors will not exercise the Repurchase Mandate to such an extent as a result of such repurchase, the number of Shares held by the public would fall below 25% of the total number of Shares in issue. To the best knowledge of the Company, the public float of the Company is over 60% as of the Latest Practicable Date. For illustrative purposes only, assuming the Shares in issue remain unchanged from the Latest Practicable Date to the date of the EGM, the public float of the Company will reduce to over 50% in the event of the full exercise of the Repurchase Mandate, which is far above the 25% requirement under Rule 8.08(1)(a) of the Listing Rules.

8.	SHARE REPURCHASES MADE BY THE COMPANY

As disclosed in the Prospectus, the Company may repurchase any of its Shares on such terms and in such manner as have been approved by the Board or by an ordinary resolution of the Shareholders. On March 25, 2022, the Board approved a new share repurchase program for up to US$80 million worth of the Shares in the next 12 months. During the first six months of 2022, the Company repurchased approximately 7.3 million of ADSs for approximately US$61.9 million under its share repurchase program.

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

The comparative table below sets forth the proposed amendments to the new Memorandum and Articles of Association:

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
N/A

2 The Registered Office of the Company shall be at the offices of NovaSage Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2582, Grand Cayman KY1-1103, Cayman Islands, or at such other place within the Cayman Islands as the Directors may from time to time decide.

2 The Registered Office of the Company shall be at the offices of ~~NovaSage Incorporations~~ Vistra (Cayman) Limited, ~~Floor 4, Willow House, Cricket Square, P.O. Box 2582,~~ PO Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-~~1103~~1205, Cayman Islands, or at such other place within the Cayman Islands as the Directors may from time to time decide.

Paragraph 14(1) of Appendix 3 – That an issuer must hold a general meeting for each financial year as its annual general meeting.

19.2 The Company shall hold a general meeting as its annual general meeting in each year, within a period of not more than 15 months after the holding of the last preceding annual general meeting (or such longer period as the Exchange may authorise). The annual general meeting shall be specified as such in the notices calling it and shall be held at such time and place as the Board shall appoint.

19.2 The Company shall hold a general meeting as its annual general meeting in each year, within ~~a period of not more than 15~~ six months after the ~~holding of the last preceding annual general meeting~~ end of its financial year (or such longer period as the Exchange may authorise). The annual general meeting shall be specified as such in the notices calling it and shall be held at such time and place as the Board shall appoint.

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(2) of Appendix 3 – An issuer must give its members reasonable written notice of its general meetings.

20.1 At least fourteen (14) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

20.1 At least twenty-one (21) calendar days’ notice shall be given for any annual general meeting, and at least fourteen (14) calendar days’ notice shall be given for any extraordinary general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
(b) in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five percent (75%) in par value of the shares giving that right.

(a)      in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)           in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five percent (75%) in par value of the shares giving that right.

Paragraph 14(3) of Appendix 3 – That members must have the right to (a) speak at a general meeting; and (b) vote at a general meeting except where a member is required, by these Exchange Listing Rules, to abstain from voting to approve the matter under consideration.	22.1 Subject to Article 4.1, and to any rights and restrictions for the time being attached to any Class or Classes of shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non- natural person is present by its duly authorised representative or by proxy, shall have one vote, and on a poll every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one(1) vote for each Class A Ordinary share and ten (10) votes for each Class B Ordinary Share of which such member or the Member represented by proxy is the holder.	22.1 Subject to Article 4.1, and to any rights and restrictions for the time being attached to any Class or Classes of shares, (a) every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or by proxy, shall have the right to speak, (b) on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non- natural person is present by its duly authorised representative or by proxy, shall have one vote, and (c) on a poll every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each Class A Ordinary share and ten (10) votes for each Class B Ordinary Share of which such member or the Member represented by proxy is the holder.

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(5) of Appendix 3 – That members holding a minority stake in the total number of issued shares must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of the issuer.

19.4 A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than in aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of the Company as at that date, on a one vote per share basis, that carries the right of voting at general meetings of the Company.

19.5 The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Company’s principal place of business (with a copy sent to the Registered Office), and may consist of several documents in like form each signed by one or more requisitionists.

19.4 A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition ~~not less than~~ in aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of the Company as at that date, on a one vote per share basis, that carries the right of voting at general meetings of the Company.

19.5 The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Company’s principal place of business (with a copy sent to the Registered Office), and may consist of several documents in like form each signed by one or more requisitionists.

Paragraph 15 of Appendix 3 – That a super-majority vote of the issuer’s members of the class to which the rights are attached shall be required to approve a change to those rights.	9.1 If at any time the share capital is divided into different Classes, the rights attaching to any Class (unless otherwise provided by the terms of issue of the shares of that Class) may, subject to these Articles, be varied or abrogated with the written consent of the holders of two-thirds (2/3) of the issued shares of that Class or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that Class.	9.1 If at any time the share capital is divided into different Classes, the rights attaching to any Class (unless otherwise provided by the terms of issue of the shares of that Class) may, subject to these Articles, be varied or abrogated with the written consent of the holders of ~~two-thirds (2/3)~~ three-fourths (3/4) of the issued shares of that Class or with the sanction of a ~~Special Resolution passed~~ resolution passed by the holders of a majority of not less than three-fourths (3/4) of the shares of that Class present and voting at a general meeting of the holders of the shares of that Class.

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
	9.2 The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class except that the necessary quorum shall be one person holding or representing by proxy at least one-third (1/3) of the issued shares of that Class and that any holder of shares of the Class present in person or by proxy may demand a poll. Subject to any rights or restrictions for the time being attached to the shares of that Class, every Member of the Class shall on a poll have one vote for each share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.	9.2 The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class except that the necessary quorum shall be one ~~person~~ or more persons holding or representing by proxy at least one-third (1/3) of the issued shares of that Class and that any holder of shares of the Class present in person or by proxy may demand a poll. Subject to any rights or restrictions for the time being attached to the shares of that Class, every Member of the Class shall on a poll have one vote for each share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.
Paragraph 16 of Appendix 3 – That a super-majority vote of the issuer’s members in a general meeting shall be required to approve changes to an issuer’s constitutional documents, however framed.

1.1

“Special Resolution” means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

1.1

“Special Resolution” means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) in respect of (i) any amendment to the Memorandum or these Articles; or (ii) the voluntarily liquidation or winding up of the Company, passed by a majority of not less than three-fourths of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled;

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

~~(a)~~    (b) in respect of any matter that requires a special resolution (other than those specified in paragraph (a) above),   passed by a majority of not less than two- thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

~~(b)~~   (c) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

Paragraph 17 of Appendix 3 – That the appointment, removal and remuneration of auditors must be approved by a majority of the issuer’s members or other body that is independent of the board of directors.

	37.1 The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.	37.1 ~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~ The Company shall at every annual general meeting by Ordinary Resolution appoint an auditor of the Company who shall hold office until the next annual general meeting of the Company. The Company may by Ordinary Resolutions remove an auditor before the expiration of such auditor’s term of office. No person may be appointed as an auditor unless such person is independent of the Company. The remuneration of the auditors shall be fixed by the Company at the general meeting at which they are appointed by Ordinary Resolution.

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments

Paragraph 19 of Appendix 3 – That HKSCC must be entitled to appoint proxies or corporate representatives to attend the issuer’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other shareholders, including the right to speak and vote.

18.1 For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty (30) calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, such register shall be so closed for at least ten (10) calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

Article 5.6 is a newly added article.

5.6 Except when the register is closed, the branch register of members of the Company maintained in Hong Kong shall during business hours be kept open for inspection by any member without charge.

18.1 For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty (30) calendar days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year). If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, such register shall be so closed for at least ten (10) calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 21 of Appendix 3 – A super-majority vote of the issuer’s members in a general meeting shall be required to approve a voluntary winding up of an issuer.

1.1

“Special Resolution” means a special resolution passed in accordance with the Companies Act, being a resolution:

(a)    passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b)   approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

Article 44.1 is a newly added article.

1.1

“Special Resolution” means a special resolution passed in accordance with the Companies Act, being a resolution:

(a)    in respect of (i) any amendment to the Memorandum or these Articles; or (ii) the voluntarily liquidation or winding up of the Company, passed by a majority of not less than three-fourths of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled;

~~(a)~~    (b) in respect of any matter that requires a special resolution (other than those specified in paragraph (a) above),  passed by a majority of not less than two- thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

APPENDIX III	THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments

~~(b)~~ (c) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

44.1 Subject to the Companies Act, the Company may by special resolution resolve that the Company be wound up voluntarily.

N/A

37.3 Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

37.3 ~~Auditors~~The auditors shall~~, if so required by the Directors,~~ make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment ~~in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general~~ meeting following their ~~appointment in the case of a company which is registered with the Registrar of Companies as an exempted company~~, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

APPENDIX IV	THE 2022 PLAN

The following is a summary of the principal terms of the 2022 Plan proposed to be adopted and approved at the EGM.

1.	PURPOSE

The purpose of the 2022 Plan are to:

(a)	promote the success and enhance the value of the Company by linking the personal interests of the members of the Board, employees of the Service Recipients (as defined below) (the “Employee(s)”), and Service Providers (as defined below) to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders; and

(b)	provide flexibility to the Company and other Service Recipients in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Service Providers upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

2.	WHO MAY JOIN

Eligible individuals (the “Eligible Individuals” or the “Participants”) shall mean:

(a)	any Employees, Directors or other directors of a Service Recipient (excluding Related Entity) (as defined below), and persons who are expected to become Employees, Directors or other directors of a Service Recipient (excluding Related Entity) as an inducement to enter into employment or service contracts but effective no earlier than the date on which such individual begins to provide services to the Service Recipient (excluding Related Entity) (the “Employee Participants”);

(b)	any Employees or directors of a Related Entity, and persons who are expected to become Employees or directors of a Related Entity as an inducement to enter into employment or service contracts but effective no earlier than the date on which such individual begins to provide services to the Related Entity (the “Related Entity Participants”); and

(c)	any consultants, independent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary, and persons who are expected to become consultants, dependent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary as an inducement to enter into employment or service contracts (but effective no earlier than the date on which such individual begins to provide services to the Company or a subsidiary), who provide services to the Company or its subsidiaries on a continuing or recurring basis in its ordinary and usual course of business which are in the interest of the long term growth of the Company and its subsidiaries, taking into account the length and nature of the services provided or which are expected to be provided, the terms of the engagements (including the hours, places and mode of services), and the business segments and focuses of the Group from time to time (the “Service Providers”);

APPENDIX IV	THE 2022 PLAN

provided, however, that Awards shall not be granted to any consultant, independent contractor or agent or Director of the Company who is not an Employee (the “Non-Employee Directors”) who are resident of any country in the European Union, and any other country which pursuant to applicable laws and rules does not allow grants to non-employees.

Service Providers shall include any consultant, independent contractor or agent who (i) provides advisory services, consultancy services, sales and marketing services, technology services, administrative services to the Company as consultants, independent contractors or agents where the continuity and frequency of their services are akin to those of employees; (ii) provides services in the e-commerce projects of the Group; or (iii) provides advisory services and consultancy services after stepping down from an employment or director position with the Group, but excluding placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and professional service providers, such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity.

Service Recipient (the “Service Recipient”) shall include the Company, any subsidiary of the Company and any Related Entity to which an Eligible Individual provides services as an Employee, Service Provider, Director or other director. Related entity (the “Related Entity”) shall include any parent of the Company, and any business, corporation, partnership, limited liability company or other entity in which the Company, a parent or subsidiary of the Company holds a substantial economic interest, directly or indirectly, through ownership or contractual arrangements but which is not a subsidiary and which the Board designates as a Related Entity for purposes of the 2022 Plan.

The Administrator (as defined below) may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the 2022 Plan, with such selection to be determined on the basis of their contributions to the development and growth of the Company, as determined by the Company. No Eligible Individual shall have an automatic right to be granted an Award pursuant to the 2022 Plan.

Except as required by applicable laws and rules, a Participant is not required to pay any amount in order to apply or accept an Award.

APPENDIX IV	THE 2022 PLAN

Given the success of the Group requires the co-operation and contribution not only from its directors and employees or proposed employees, but also from various other parties who play an instrumental role in and/or make actual or potential contributions to the business and development of the Group, the independent Directors of the Company are of view that the grant of the Awards to the Eligible Individuals who are Related Entity Participants and the Service Providers would not only align the interest of the Group and the Shareholders with the interest of these Participants, but also provide incentive and reward for:

(i)	the participation and involvement in promoting the business of the Group;

(ii)	providing better services or products as well as timely market intelligence to the Group in their capacity; or

(iii)	maintaining a good and long-term relationship with the Group.

The Company has engaged various consultants who stepped down from the Company’s management position and other Service Providers to provide advisory services, consultancy services, sales and marketing services, technology services, administrative services to the Company based on the business needs in order to provide the Company’s e-commerce, logistics, technology and digital marketing businesses with an outside perspective and the necessary expert skill sets and reach the specific business goals of the Company. The independent Directors therefore consider that the proposed categories of the Related Entity Participants and the Service Providers are in line with the Company’s business need and the industry norm, desirable and necessary from a commercial perspective and help maintain or enhance the competitiveness of the Group. Through the grant of the Awards, such Eligible Individuals and the Group will have a common goal in the growth and development of the Group’s business, and they could participate in the future prospect of the Group and share the additional reward through their sustainable contribution.

Moreover, the Group requires contribution from all classes of talented people to assist its growth, which includes consultants, independent contractors or agents and other Service Providers. These parties are usually people who have stepped down from employment position with the Group, or seasoned people in their own fields and professionals with many business connections which the Group may not be able to recruit them as employees. Besides their normal compensation for their contribution and services, it is necessary to maintain long term and sustainable business relationship with these parties and to align their interest with the Group under the incentive.

In addition, before making a grant to any Eligible Individual, the Administrator will determine the Eligible Individual on the basis of his/her contributions to the development and growth of the Company, the Company’s direct and indirect shareholding percentage in these entities, and the extent of benefits and synergies these entities brought into the Group. The Administrator is more inclined and willing to grant Awards to such parties having the attributes required by the Group in the running and development of the Group’s businesses. Whether there will be a performance target for the grant of Awards to the Eligible Individual will depend on each individual on a case-by-case basis. The independent Directors are of the view that the criteria for the selection of Eligible Individuals align with the purpose of the 2022 Plan.

APPENDIX IV	THE 2022 PLAN

In light of the above, it is justified to include the Service Providers and the Related Entity Participants as Eligible Individuals under the 2022 Plan.

The Company has sought legal advice on the prospectus requirements of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) in relation to the 2022 Plan proposed to be adopted and, where applicable, will comply with the relevant requirements when granting Awards to the Eligible Individuals.

3.	ADMINISTRATION OF THE 2022 PLAN

The 2022 Plan shall be administered by the Board (except otherwise permitted herein or as required by applicable laws and rules). Notwithstanding the foregoing, the Board may delegate its authority to a committee of one or more members of the Board or the chief executive officer of the Company (the Board, or its delegatee, the “Administrator”); provided, however, that in no event shall an officer be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (i) individuals who are subject to Section 16 of the United States Securities Exchange Act of 1934, or (ii) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated.

4.	TYPE OF AWARDS

(a)	Options and Share Appreciation Rights

Options: The grant of an option (the “Option(s)”) under the 2022 Plan entitles Participant to purchase Shares at a specified exercise price as determined by the Administrator and set forth in the award agreement evidencing an Award (the “Award Agreement”). An Option shall be either a non-qualified option (the “Non-Qualified Option(s)”) or an incentive stock option (the “Incentive Option(s)” or “ISO(s)”); provided, however, that Options granted to Non- Employee Directors and Service Providers shall only be Non-Qualified Options; provided, further, that if an Option designated as an Incentive Option shall fail to satisfy the requirements under Section 422 of the United States Internal Revenue Code (the “Code”), then that Option or the portion of the Option that fails to satisfy the requirements under Section 422 of the Code shall be treated as a Non-Qualified Option.

Pursuant to the Code, in order to qualify as an ISO, an Option must be granted to an individual for any reason connected with their employment by a corporation, if granted by the employer corporation or its parent or subsidiary corporation if:

(i)	the Option is granted under a formal share incentive plan (i.e. the 2022 Plan) that sets out:

•	the maximum aggregate number of Shares that may be issued through the exercise of ISOs; and

APPENDIX IV	THE 2022 PLAN

•	the employees or class of employees who are eligible to receive Options or other stock-based Awards under the 2022 Plan (and if non-employees are eligible to receive awards under the 2022 Plan, the 2022 Plan must separately designate the employees or class of employees eligible to receive ISOs);

(ii)	the 2022 Plan is approved by Shareholders of the Company within 12 months before or after the date the plan is adopted by the Company;

(iii)	the Option is granted within ten years from the earlier of the date when the plan is adopted, or the date when is approved by shareholders;

(iv)	the Option is not exercisable after the tenth anniversary of the grant date (or, for certain Holders (as defined below), five years);

(v)	the exercise price is at least 100% of the fair market value of the Share on the grant date (or, for certain holders, 110% of the fair market value of the Share on the grant date);

(vi)	the Option is not transferable other than by will or the laws of descent and distribution and is exercisable only by the employee option holder during the employee’s lifetime; and

(vii)	for each employee, the aggregate fair market value (determined as of the grant date) of ISOs that become exercisable for the first time in any calendar year does not exceed US$100,000.

Share Appreciation Right(s): A share appreciation right (the “Share Appreciation Right(s)”) shall entitled the Participant to exercise all or a specified portion of the Share Appreciation Right and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per Share or ADS of the Share Appreciation Right from the Fair Market Value (as defined below) per Share or ADS on the date of exercise of the Share Appreciation Right by the number of Shares or ADSs with respect to which the Share Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose.

(b)	Other Equity Awards

Restricted Share Unit Awards: A restricted share unit award (the “Restricted Share Unit Award(s)”) is a grant of right to receive Shares subject to restrictions as set forth in this paragraph (the “Restricted Share Unit(s)”), the number and conditions of which shall be determined by the Administrator. The Administrator (i) shall specify the date or dates on which the Restricted Share Units shall become fully vested and non-forfeitable, and may specify such vesting conditions as it deems appropriate, including service to the Service Recipients, in each case on a specified date or dates or over any period or periods; and (ii) shall specify, or permit the holder of an Award (the “Holder”) to elect, the conditions and dates upon which the Shares underlying the Restricted Share Units which shall be issued, which dates shall not be earlier than the date as of which the Restricted Share Units vest and become non-forfeitable and which conditions and dates shall be subject to compliance with Section 409A of the Code if applicable. Restricted Share Units may be paid in cash, Shares or both, as determined by the Administrator and set forth in the Award Agreement. On the distribution dates, the Company shall issue to the Holder one unrestricted, fully transferable Shares (or the Fair Market Value of one such Share in cash) for each vested and non-forfeitable Restricted Share Unit.

APPENDIX IV	THE 2022 PLAN

Restricted Share Awards: A restricted share award (the “Restricted Share Award”) is a grant of Shares that is subject to certain restrictions and may be subject to forfeiture or compulsory redemption as set forth in the 2022 Plan as determined by the Administrator. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Administrator, including, without limitation, criteria based on the Holder’s duration of employment, the Holder’s directorship or the consultancy with the Service Recipient, or other criteria selected by the Administrator.

Dividend Equivalent Awards: A dividend equivalent award (the “Dividend Equivalent Award(s)”) is a grant of a right to receive the equivalent value of dividends paid on Shares (the “Dividend Equivalent(s)”) as set forth in the 2022 Plan. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Administrator.

Deferred Share Awards: A deferred share award (the “Deferred Share Award(s)”) is a grant of a right to receive Shares subject to a vesting schedule or other conditions or criteria as determined by the Administrator (the “Deferred Share(s)”) as set forth in the 2022 Plan. Shares underlying a Deferred Share Award will not be issued until the Deferred Share Award has vested, pursuant to the vesting schedule or other conditions or criteria. Unless otherwise provided by the Administrator, a Holder of Deferred Share shall have no rights as a Shareholder with respect to such Deferred Share until such time as the Award has vested and the Shares underlying the Award has been issued to the Holder.

Share Payment Awards: A share payment award (the “Share Payment Award(s)”) is a grant of (i) a payment in the form of Shares, or (ii) an option or other right to purchase Shares, as part of a bonus, deferred compensation or other arrangement (the “Share Payment(s)”) as set forth in the 2022 Plan. The number or value of shares of any Share Payment shall be determined by the Administrator and may be based upon any other criteria, including service to the Service Recipients, determined by the Administrator. Share Payments may, but are not required to be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such Eligible Individual.

APPENDIX IV	THE 2022 PLAN

(The Option, the Share Appreciation Rights, the Restricted Share Unit Award, the Restricted Share Award, the Dividend Equivalent Award, the Deferred Share Award and the Share Payment Award are collectively referred to as the Awards. The Awards other than the Option and the Share Appreciation Rights are collectively referred to as the “Other Equity Award(s)”)

The Administrator shall determine the methods by which payments by any Holder with respect to any Awards granted under the 2022 Plan shall be made, including, without limitation: (a) cash or check; (b) Shares issuable pursuant to the exercise or vesting of the Award; (c) delivery of a notice that the Holder has placed a market sell order with a broker with respect to Shares then issuable upon exercise or vesting of an Award, provided, that payment of such proceeds is then made to the Company; or (d) other form of legal consideration acceptable to the Administrator and compliant with applicable laws and rules. The Administrator shall also determine the methods by which Shares shall be delivered or deemed to be delivered to Holders.

5.	DURATION OF THE 2022 PLAN

The 2022 Plan shall be valid and effective from the Effective Date of the Primary Conversion and expire on the tenth anniversary of the date on which the 2022 Plan was approved by the Shareholders (unless terminated earlier by the Board), after which no further Awards shall be granted. Any Awards that are outstanding upon the termination of the 2022 Plan shall remain in force according to the terms of the 2022 Plan and the applicable Award Agreement.

6.	MAXIMUM NUMBER OF SHARES AVAILABLE FOR SUBSCRIPTION

(a)	Scheme Mandate Limit

Subject to any adjustments by the Board as set forth in paragraph 18, the maximum number of Shares which may be issued pursuant to all Awards under the 2022 Plan initially as of the date of approval of the 2022 Plan shall be equal to 17,488,424 Class A ordinary shares; provided, however, that the maximum number of Shares in respect of all Awards which may be granted under the 2022 Plan (the “Scheme Mandate Limit”) shall not exceed 10% of the total number of Shares outstanding as of the date of approval of the 2022 Plan by the Shareholders. The foregoing Scheme Mandate Limit shall be reduced by the number of Shares that become subject to any Awards under the 2022 Plan.

(b)	Service Provider Sublimit

Within the Scheme Mandate Limit, the maximum number of Shares that may be issued in respect of all Awards granted to Service Providers under the 2022 Plan initially as of the date of approval of the 2022 Plan shall be 524,652 Class A ordinary shares; provided, however, that the maximum number of Shares in respect of all Awards which may be granted to Service Providers under the 2022 Plan shall not exceed 3% of the Scheme Mandate Limit (the “Service Provider Sublimit”) and shall be subject to any other requirements imposed under applicable laws and rules.

APPENDIX IV	THE 2022 PLAN

The Service Provider Sublimit is determined based on the Company’s history of grants by the Company to the Service Provider, the estimated number of potential Service Providers that the Company intends to incentivize in the future, the estimated number of Shares that the Company intends to grant to the Service Providers, and the Company’s future business and development plan. The Board considers that the Service Provider Sublimit (namely, 3% of the Scheme Mandate Limit) is appropriate and reasonable since (a) under the 2014 Plan and the 2015 Plan, the percentage of the number of grantees who are a Service Provider is not more than 1% and the percentage of the number of Shares granted to the Service Providers is not more than 2% from 2019 to 2021, (b) the grant of Awards to the Service Providers under the 2022 Plan will be decided on a case-by-case basis based on his/her contributions to the development and growth of the Company from time to time, and (c) the Company estimates that the percentage of the number of potential Service Providers that the Company intends to incentivize in the future and the percentage of the number of Shares that the Company intends to grant to the Service Providers will both be less than 3%.

(c)	Refreshment of the Scheme Mandate Limit and Service Provider Sublimit

Subject to the requirements of the Listing Rules, the Company may seek Shareholders’ approval in a general meeting for refreshing the Scheme Mandate Limit and Service Provider Sublimit after three years from the date of the Shareholders’ approval for the last refreshment (or the adoption of the 2022 Plan). Any “refreshment” within any three year period must be approved by Independent Shareholders of the Company in a manner compliant with Chapter 17 of the Listing Rules in force from time to time. The Scheme Mandate Limit so refreshed shall not exceed 10% of the total number of issued Shares as at the date of the Shareholders’ approval of the refreshing of the Scheme Mandate Limit.

Pursuant to the Rule 17.03C(1)(b) of the New Chapter 17, any refreshment within any three year period from the date of the Shareholders’ approval for the last refreshment (or the adoption of the 2022 Plan) must be approved by the Shareholders subject to the following provisions:

(i)	any controlling shareholders and their associates (or if there is no controlling shareholder, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates) abstaining from voting in favour of the relevant resolution at the general meeting of the Company; and

(ii)	the Company must comply with the requirements under Rules 13.39(6) and (7), 13.40, 13.41 and 13.42 of the Listing Rules.

(d)	Grant of Awards beyond the Scheme Mandate Limit and Service Provider Sublimit

The Company may also seek separate approvals from the Shareholders for granting Awards beyond the Scheme Mandate Limit and the Service Provider Sublimit in a manner as allowed under the Listing Rules.

APPENDIX IV	THE 2022 PLAN

(e)	Shares Distributed pursuant to the 2022 Plan

Any Shares distributed pursuant to an Award shall consist of authorized and unissued Class A ordinary shares in the share capital of the Company and which shall rank pari passu in all respects with other fully-paid Class A ordinary shares in issue. Each Class A ordinary share entitles the holder to exercise one vote on any resolution tabled at the Company’s general meetings, except as may otherwise be required by the applicable laws or provided for in the Memorandum and Articles of Association.

Additionally, in the discretion of the Administrator, ADSs (each of which represents three Class A ordinary shares) in an amount equal to the number of Class A ordinary shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Class A ordinary shares in settlement of any Award. If the number of Class A ordinary shares represented by an ADS is other than on a one-to-one basis, the limitations in paragraph (a) and (b) above shall be adjusted to reflect the distribution of ADSs in lieu of Class A ordinary shares.

(f)	Shares Reserved and Other Amounts Subject to the 2022 Plan/Limitations

Any Award may be settled in cash rather than Shares to the extent provided by the Administrator and set forth in the Award Agreement.

To the extent any Shares covered by an Award are not delivered to a Participant or beneficiary because the Award is settled in cash, such Shares shall not be deemed to have been delivered for purposes of determining the maximum number of Shares available for delivery under the 2022 Plan.

To the extent any Shares covered by an Award are not delivered to a Participant or beneficiary because (i) they have already lapsed in accordance with the terms of the 2022 Plan, including due to forfeiture, termination, or expiration of the Award; (ii) the Shares were subject to an Option and were not issued or delivered upon the net settlement or net exercise of such Option; or (iii) the Shares were withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding Award, then such Shares shall not reduce the Scheme Mandate Limit and the Service Provider Sublimit and shall remain available for grant under the 2022 Plan.

To the extent any Shares covered by an Award that are not delivered to a Participant or beneficiary because they have been cancelled, then such Shares shall reduce the Scheme Mandate Limit and the Service Provider Sublimit, and shall not remain available for grant under the 2022 Plan.

In addition, only the Shares subject to a share-settled Share Appreciation Right that are issued to a Participant upon exercise of such share-settled Share Appreciation Right shall reduce the Scheme Mandate Limit.

APPENDIX IV	THE 2022 PLAN

7.	MAXIMUM ENTITLEMENT OF EACH ELIGIBLE INDIVIDUAL

To the extent any grant of an Award to an Eligible Individual would result in the Shares issued or to be issued in respect of all awards granted to such individual under the 2022 Plan or other share schemes of the Company (excluding any Awards that have been forfeited or lapsed in accordance with the terms of the 2022 Plan) in the 12-month period up to and including the date of such grant representing in the aggregate more than the limit set out in the Listing Rules (which is currently 1% of the Shares of the Company issued as of such date), such grant must be separately approved by the Shareholders with such Eligible Individual and his/her close associates (or associates if such individual is a connected person) abstaining from voting in accordance with the Listing Rules.

The maximum number of Shares that may be delivered to Participants and their beneficiaries with respect to Incentive Options under the 2022 Plan shall be 17,488,424; provided, however, that to the extent that Shares not issued must be counted against this limit as a condition of satisfying the rules applicable to Incentive Options, such rules shall apply to the limit on Incentive Options granted under the 2022 Plan.

The Company shall in any event comply with all applicable requirements, including the approval requirement, in respect of grants beyond applicable individual limits under any applicable laws and rules.

8.	GRANT OF AWARDS

(a)	Vesting Period

Vesting Period of all Awards

Awards granted under the 2022 Plan (other than cash-based Awards) shall vest no earlier than the first anniversary of the date on which the Award is granted; provided, that the following Awards granted to Employee Participants shall not be subject to the foregoing minimum vesting requirement:

(i)	Substitute awards granted in connection with Awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries;

(ii)	Shares subject to a minimum holding period of 12 months which are delivered to an Employee Participant under his/her compensation arrangements with the Company; and

(iii)	any additional Awards the Administrator may grant in respect of (A) sign-on or make-whole grants to new Employee Participants, (B) grants of Awards with performance-based vesting conditions, (C) grants of Awards that are made in batches for administrative or compliance reasons, (D) grants of Awards that vest evenly over a period of 12 months or more, and (E) grants of Awards with a total vesting and holding period of more than 12 months; and, provided, further, that the foregoing restriction does not apply to the Administrator’s discretion to provide for accelerated exercisability or vesting of any Award in cases of retirement, separation, retention arrangements, death, disability or a change in control, in the terms of the Award Agreement or otherwise.

APPENDIX IV	THE 2022 PLAN

The Board and the Compensation Committee believe that the types of Awards described in clauses (i) to (iii) in the previous paragraph are appropriate and align with the purposes of the 2022 Plan (i.e., to promote the success and enhance the value of the Company and to provide flexibility to the Company and other Service Recipients in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Service Providers).

(i)	In clause (i), in the context of an acquisition of a target, the transaction may involve the assumption of equity awards granted to the target’s employees. Since the equity awards with respect to the target would represent a contractual arrangement between the target and the Participant, the Company would not be able to unilaterally change the terms in a way that would be adverse to the interests of the Participant. As such, the Company needs flexibility to grant Awards with vesting schedules of less than one year to the extent the corresponding award of the target had a vesting schedule of less than one year.

(ii)	In the case of Awards subject to a minimum holding period of 12 months as described in clause (ii), the Compensation Committee believes that such Awards are appropriate and align with the purposes of the 2022 Plan as it could encourage the Employee Participants to own a meaningful number of Shares and interests in the Company, and motivate them to contribute to the long-term growth and development of the Company.

(iii)	Clauses (iii)(A)-(iii)(E) provide the Company with the flexibility to grant Awards in a limited number of special circumstances and in the meantime attract and motivate key talent, and provide competitive incentive compensation opportunities.

Notwithstanding the foregoing, the 12-month minimum vesting requirement does not apply to the Administrator’s discretion to provide for accelerated exercisability or vesting of any Award in cases of retirement, separation, retention arrangements, death, disability or a change in control, to the extent set forth in the terms of the Award Agreement or otherwise. The Compensation Committee believes that its ability to provide for the accelerated exercisability or vesting of an Award in such cases allows it to attract and retain individuals to provide services to the Company and its subsidiaries, and to provide for succession planning and the effective transition of employee responsibilities.

APPENDIX IV	THE 2022 PLAN

Vesting Period of Options and Share Appreciation Rights

The period during which the right to exercise, in whole or in part, an Option or a Share Appreciation Right vest in the Holder shall be set by the Administrator, and the Administrator may determine that an Option or a Share Appreciation Right may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based on service with the Service Recipient or any other criteria selected by the Administrator. At any time after grant of an Option or a Share Appreciation Right, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option or a Share Appreciation Right vests, including in cases of retirement, separation, retention arrangements, death, disability or a change in control. Unless otherwise allowed in paragraph 8(a) above, the vesting period after the acceleration shall not be less than 12 months.

No portion of an Option or a Share Appreciation Right which is unexercisable at a Holder’s termination of service shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Option or a Share Appreciation Right.

(b)	Performance Measures

The Administrator is authorized to and shall determine the amount, terms and conditions of, the Awards (including, without limitation, the performance targets as assessed in accordance with the Performance Measures (as defined below) during a specified performance period which must be achieved, the vesting period, the restrictions applicable to each Award, and the conditions on the issuance of such Award as it deems appropriate).

Performance measures (the “Performance Measures”) include any one or more of the following corporate-wide or subsidiary, division, operating unit, line of business, project, geographic or individual measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; return on equity; return on investment; sales; revenue; Share price; total Shareholder return; customer satisfaction metrics; and such other goals as the Administrator or the Board may determine from time to time. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, Shareholders’ equity and/or Shares outstanding, investments or to assets or net assets. The Board may, in its sole discretion, amend or adjust the Performance Measures and establish any special rules and conditions to which the Performance Measures shall be subject at any time.

APPENDIX IV	THE 2022 PLAN

(c)	Purchase Price

Grants of Dividend Equivalent Awards, Deferred Share Awards, Share Payment Awards and Restricted Share Unit Awards shall be made based on the basis of their contributions to the development and growth of the Company and its subsidiaries, as determined by the Company, and the Holder is not required to pay any purchase price of Shares subject to the granted Award.

(d)	Restrictions on the time of grant of Awards

No Awards shall be granted in the periods prohibited under applicable laws and rules.

Pursuant to the Rule 17.05 of the New Chapter 17, a grant of Awards shall not be made after inside information has come to the knowledge of the Company until it has been published pursuant to the requirements of the Listing Rules and Part XIVA of the SFO. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the Board meeting (as such date to first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company’s annual results or its results for half-year, quarterly or other interim period (whether or not required under the Listing Rules); and (ii) the deadline for the Company to publish an announcement of the Company’s annual results or its results for half-year, or quarterly or other interim period (whether or not required under the Listing Rules), and ending on the date of actual publication of the results for such year, half-year, quarterly or interim period (as the case may be), no Awards shall be granted. The period during which no Awards shall be granted will cover any period of delay in the publication of results announcement.

9.	OPTIONS AND SHARE APPRECIATION RIGHTS

(a)	Term

The term of any Option and Share Appreciation Right granted under the 2022 Plan must not exceed ten (10) years. Subject to certain limitation under relevant applicable regulations, the Administrator may extend the term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any termination of service of the Holder, and may amend any other term or condition of such Option relating to such a termination of service, provided always that the term of the Option must not exceed ten (10) years from the date of grant to the extent permitted by Section 409A or Section 422 of the Code and the regulations thereunder.

APPENDIX IV	THE 2022 PLAN

(b)	Exercise Price

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right shall be determined by the Administrator (which generally means the Compensation Committee) and set forth in the Award Agreement which may be a fixed or variable price related to the fair market value (the “Fair Market Value”) of the Shares or ADS, as applicable, and shall in any event be not less than the par value of the Share; provided, however, that the exercise price shall not be less than the higher of (i) the Fair Market Value of a Share or ADS, as applicable, on the date of grant (which must be a Nasdaq trading day) and (ii) the average Fair Market Value of a Share or ADS, as applicable, for the five Nasdaq trading days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

The Fair Market Value of a Share or ADS means, as of any date, if the Shares and/or ADS are listed on one or more established and regulated securities exchanges, national market systems or automated quotation system on which Shares or ADS, as applicable, are listed, quoted or traded, its Fair Market Value shall be the closing sales price for ADS (or the closing bid, if no sales were reported) as quoted on Nasdaq on the date of determination (the “Nasdaq Price”), (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable, multiplied by, subject to Section 409A of the Code, the applicable conversion ratio from an ADS to the Shares.

With respect to the exercise price, the Company has applied for a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Listing Rules such that the Company will be able to determine the exercise price for grants of Options and Share Appreciation Rights under the 2022 Plan based on the higher of: (a) the Nasdaq Price on the date of grant, which must be a Nasdaq trading day; and (b) the average Nasdaq Price for the five Nasdaq trading days immediately preceding the date of grant.

The exercise price per Share or ADS subject to an Option and a Share Appreciation Right may be amended or adjusted in the absolute discretion of the Administrator in the adjustment events set out in paragraph 18 below, the determination of which shall be final, binding and conclusive and, for the avoidance of doubt, to the extent not prohibited by applicable laws and rules (including any applicable exchange rules), a downward adjustment of the exercise prices of Options pursuant to this sentence shall be effective without the approval of the Shareholders or the approval of the affected Holders; provided, however, in the event of a repricing, the exercise price shall still be subject to any other requirements imposed or waivers granted under applicable laws and rules.

(c)	Incentive Options

Incentive Options may be granted to Employees of the Company, a parent or subsidiary of the Company. Incentive Options may not be granted to Employees of a Related Entity or to Non-Employee Directors or Service Providers.

APPENDIX IV	THE 2022 PLAN

An Incentive Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i)	Ten (10) years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii)	Three (3) months after the Holder’s termination of service as an Employee (save in the case of termination on account of disability or death); and

(iii)	One (1) year after the date of the Holder’s termination of service on account of disability or death. Upon the Holder’s disability or death, any Incentive Options exercisable at the Holder’s disability or death may be exercised by the Holder’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Holder’s last will and testament, or, if the Holder fails to make testamentary disposition of such Incentive Option or dies intestate, by the person or persons entitled to receive the Incentive Option pursuant to the applicable laws and rules of descent and distribution as determined under applicable laws and rules. To the extent that such Option is not so exercised, it shall automatically lapse and become of no further effect.

The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Options are first exercisable by a Holder in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Options are first exercisable by a Holder in excess of such limitation, the excess shall be considered Non-Qualified Options.

10.	GRANT OF AWARDS TO CONNECTED PERSONS

Where an Award is to be granted to a Director, chief executive officer or substantial Shareholder or any of their associates or any other connected persons of the Company, the grant shall be subject to approval requirements under applicable laws and rules.

Pursuant to Rules 17.04(1), (2) and (3) of the New Chapter 17:

(a)	any grant of Awards (including Options and Share Appreciation Rights) to a Director, chief executive or substantial Shareholder of the Company or any of their respective associates is required to be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards (including Options and Share Appreciation Rights)); and

(b)	if the Board proposes to (i) grant Other Equity Awards to a Director (other than an independent non-executive Director) or chief executive of the Company or any of their associates which will result in the number of Shares issued and to be issued in respect of all Other Equity Awards granted to such person under the 2022 Plan or other share schemes of the Company (excluding any Other Equity Awards lapsed in accordance with the terms of such schemes) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% or such other percentage as may be from time to time provided under the Listing Rules of the relevant class of Shares in issue on the date of such grant; or (ii) grant Awards (including Options and Share Appreciation Rights) to a substantial Shareholder or an independent non-executive Director or their respective associates which will result in the number of Shares issued and to be issued in respect of all Awards granted to such person under the 2022 Plan or other share schemes of the Company (excluding any options and awards lapsed in accordance with the terms of such schemes) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% or such other percentage as may be from time to time provided under the Listing Rules of the relevant class of Shares in issue on the date of such grant, then such further grant will be subject to the approval of the Shareholders with such Eligible Individual and his/her close associates (or associates if such individual is a connected person) abstaining from voting in accordance with Rule 17.04(4) of the New Chapter 17 and/or such other requirements prescribed under the Listing Rules from time to time in addition to the abovementioned approval of the independent non-executive Directors.

APPENDIX IV	THE 2022 PLAN

11.	RIGHTS AS SHAREHOLDERS

Except as otherwise provided herein, nothing in the 2022 Plan may be construed as giving any person any rights as a Shareholder except as to Shares actually issued under the 2022 Plan, and a Holder shall not have any of the rights of a Shareholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares. Once a Holder becomes a Shareholder of record with respect to the Shares subject to the Award, the Holder shall have all rights as a Shareholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of the Shares; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to Shares subject to vesting conditions shall be subject to the same restrictions as the Shares with respect to which such distribution was made.

12.	CLAWBACK MECHANISM

The Administrator may provide in an Award Agreement or adopt a policy that provides that any outstanding Award subject to such Award Agreement or policy and the proceeds from the exercise or disposition of any such Award or Shares acquired under any such Award will be subject to forfeiture, clawback and disgorgement to the Company, with interest and other related earnings, if:

(a)	the Eligible Individual to whom the Award was granted violates any agreement, the Company’s policy or any other applicable laws and rules applicable to the Eligible Individual; or

(b)	the Eligible Individual conducts any serious misconduct, a material misstatement in the Company’s financial statements or other circumstances that requires so as the Administrator determines.

APPENDIX IV	THE 2022 PLAN

13.	LAPSE AND CANCELLATION OF AWARD

Unless otherwise set forth in the Award Agreement or determined by the Administrator, Awards shall cease to vest upon a termination of service. In the event an Option or Share Appreciation Right expires without being exercised or an Award does not vest, such Award shall automatically lapse, be forfeited and be cancelled by the Company without action on the part of the Holder and for no consideration. The Company shall owe no liability to any Holder for the lapse or cancellation of any Award under this paragraph.

Notwithstanding any provision of the 2022 Plan to the contrary, in order to comply with the laws in the jurisdictions in which the Service Recipients operate or have Eligible Individuals, or in order to comply with the requirements of any securities exchange, the Administrator, in its sole discretion, shall have the power and authority to cancel Awards.

14.	AMENDMENT AND TERMINATION OF THE 2022 PLAN

Except as otherwise provided in this paragraph, at any time and from time to time, the Administrator may terminate, amend or modify the 2022 Plan; provided, however, that:

(a)	to the extent necessary and desirable to comply with applicable laws and rules the Company shall obtain Shareholder’s approval of any 2022 Plan amendment in such a manner and to such a degree as required, and

(b)	if required by the relevant stock exchange and no exemption is claimed, without limiting paragraph 3, Shareholder’s approval is required for any material amendment to the 2022 Plan, including any amendment that (i) increases the number of Shares available under the 2022 Plan (other than any adjustment as set forth in paragraph 18); (ii) permits the Administrator to extend the term of the 2022 Plan or the exercise period for an Option or Share Appreciation Right beyond ten (10) years from the date of grant; (iii) results in a material increase in benefits or a change in eligibility requirements; or (iv) to the extent required by applicable laws and rules, changes the authority of the Directors or the Administrators to alter the terms of the 2022 Plan.

Except as provided in the 2022 Plan or any Award Agreement, no amendment, suspension or termination of the 2022 Plan shall, without the consent of the Holder, materially impair any rights or obligations under any Award theretofore granted or awarded, unless the Administrator expressly reserved the right to do so at the time the Award was granted.

APPENDIX IV	THE 2022 PLAN

Further, the Award Agreement and the terms of the Awards to seek the approval from the Shareholders, the Board, the independent Directors of the Board or any committee thereof, as applicable, such approval shall be obtained. In the event of an amendment to the 2022 Plan or the Award Agreements, the amended plan or the amended Award Agreement must still comply with the relevant applicable laws and rules.

No further Award will be offered upon termination of the 2022 Plan. Any Awards that are outstanding upon the termination of the 2022 Plan shall remain in force according to the terms of the 2022 Plan and the applicable Award Agreement.

15.	TRANSFERABILITY OF AWARDS

(a)	Except as otherwise provided in section (b) of this paragraph, no Award under the 2022 Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, as required under applicable domestic relations laws.

(b)	Notwithstanding section (a) of this paragraph above, to the extent permitted by applicable laws and rules (including the Listing Rules) and subject to approval, waiver, confirmation or otherwise (as applicable) from the Stock Exchange, a Holder may transfer an Award other than an Incentive Option to (A) certain persons related to the Holder, including but not limited to members of the Holder’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Holder’s family and/or charitable institutions, and (B) such other person as the Administrator may expressly approve in writing, pursuant to such conditions and procedures as the Administrator may establish, including the following conditions:

(i)	an Award transferred shall not be assignable or transferable other than by will or the laws of descent and distribution;

(ii)	an Award transferred shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award); and

(iii)	the Holder and the permitted transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a permitted transferee, (B) satisfy any requirements for an exemption for the transfer under applicable laws and rules and (C) evidence the transfer.

APPENDIX IV	THE 2022 PLAN

16.	TAX WITHHOLDING

No Shares shall be delivered under the 2022 Plan to any Holder until such Holder has made arrangements acceptable to the Administrator for the satisfaction of any income, employment, social welfare or other tax withholding obligations under applicable laws and rules. Each Service Recipient shall have the authority and the right to deduct or withhold, or require a Holder to remit to the applicable Service Recipient, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder’s employment, social welfare or other tax obligations) required by applicable laws and rules to be withheld with respect to any taxable event concerning a Holder arising as a result of the 2022 Plan. The number of Shares which may be so withheld shall be limited to the number of Shares which have a Fair Market Value on the date of withholding equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for tax purposes that are applicable to such taxable income (or, if permitted by the Administrator, such other rate as will not cause adverse accounting consequences under the accounting rules then in effect, and is permitted under applicable Internal Revenue Service withholding rules).

17.	ACTION BY THE BOARD

Unless otherwise established by the Board, a majority of the Board shall constitute a quorum and the acts of a majority of the Directors present at any meeting at which a quorum is present, and acts approved in writing by all Directors in lieu of a meeting, shall be deemed the acts of the Board. Each Director is entitled to, in good faith, rely or act upon any report or other information furnished to him or hereby any officer or other employee of a Service Recipient, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the 2022 Plan.

18.	ADJUSTMENTS AND EFFECT OF ALTERATIONS TO SHARE CAPITAL

In the event of a capitalization issue, rights issue, subdivision or consolidation of shares or reduction of capital, the number and class of securities available under the 2022 Plan, the terms of each outstanding Option and Share Appreciation Right (including the number and class of securities subject to each outstanding Option or Share Appreciation Right and the exercise price per Share) and the terms of each other outstanding Award (including the number and class of securities subject thereto) shall be appropriately adjusted by the Board, and such adjustments to be made in the case of outstanding Options and Share Appreciation Rights in accordance with the applicable laws and rules, Section 409A of the Code and the Note to Rule 17.03(13) of the New Chapter 17 to the extent applicable. Only where approval, waiver, confirmation or otherwise as applicable from the Stock Exchange is obtained, in the event of any other equity restructuring event as defined under Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation–Stock Compensation or any successor or replacement accounting standard, or any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Board to the extent necessary to prevent dilution or enlargement of rights of Participants in accordance with the applicable laws and rules and the Note to Rule 17.03(13) of the New Chapter 17. In case of an adjustment pursuant to this paragraph, the decision of the Board regarding any such adjustment shall be final, binding and conclusive.

APPENDIX IV	THE 2022 PLAN

Pursuant to the Note to Rule 17.03(13) of the New Chapter 17, any adjustments or alterations described in the paragraph above shall be made on the basis that a Participant shall have the same proportion of the equity capital of the Company (as interpreted in accordance with the supplementary guidance issued by the Stock Exchange on November 6, 2020 and any further guidance and interpretation of the Listing Rules issued by the Stock Exchange and/or such other requirement prescribed under the Listing Rules from time to time), rounded to the nearest whole Share, as that to which he/she was entitled to subscribe had he/she exercised all the Options and/or Share Appreciation Rights held by him/her immediately before such adjustments, and the aggregate exercise price payable by a Participant on the full exercise of any Option and/or Share Appreciation Right shall remain as nearly as possible the same as (but shall not be greater than) it was before such event. In addition, no such alterations shall be made if the effect of such alterations would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations. In respect of any such adjustments, other than any adjustments made on a capitalization issue, an independent financial adviser or the Company’s auditors must confirm to the Directors in writing that the adjustments satisfy the requirements set out in the Note to Rule 17.03(13) of the New Chapter 17.

19.	CHANGE IN CONTROL

Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Holder, if a change in control occurs and a Holder’s Awards are not converted, assumed, or replaced by a successor, such Awards shall become fully vested and exercisable and all forfeiture restrictions on such Awards shall lapse.

Upon, or in anticipation of, a change of control, the Administrator may in its sole discretion provide for:

(i)	any and all Awards outstanding to terminate at a specific time in the future and shall give each Holder the right to exercise such Awards during a period of time as the Administrator shall determine;

(ii)	either the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Holder’s rights had such Award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder’s rights, then such Award may be terminated by the Company without payment); or

(iii)	the replacement of such Award with other rights or property selected by the Administrator in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices.

NOTICE OF EGM

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

The attached Notice of Extraordinary General Meeting issued by Baozun Inc. (the “Company”) serves as the notice of Extraordinary General Meeting (the “EGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the circular required under Rule 13.73 of the Listing Rules. This notice is also available for viewing on the Company’s website at http://ir.baozun.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated October 5, 2022 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The EGM will be held at 17/F, Building B, No. 1-9, Lane 510, West Jiangchang Road, Shanghai, China on Friday, October 21, 2022 at 10:00 a.m., Hong Kong Time (or 10:00 p.m. on Thursday, October 20, 2022, New York Time) for the purpose to consider and vote on the following:

ORDINARY RESOLUTIONS

1.	Subject to the Listing Rules, to approve the granting of a share issuance mandate to the board of directors of the Company to issue, allot or deal with unissued Class A ordinary shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of passing of this ordinary resolution.

2.	Subject to the Listing Rules, to approve the granting of a share repurchase mandate to the board of directors of the Company to repurchase Class A ordinary shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of this ordinary resolution.

3.	Subject to the Listing Rules and conditional upon passing of resolution numbers 1 and 2 above, the general mandate referred in resolution number 1 be extended by the addition thereto of the total number of Class A ordinary shares and/or ADSs bought back by the Company pursuant to the general mandate referred in resolution number 2, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.

4.	To approve, ratify and confirm the Non-exempt CCT and the proposed annual caps, details of which are set out in the Circular, and to authorize any one Director, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the Non-exempt CCT.

NOTICE OF EGM

5.	To approve the adoption of the 2022 Plan with effect from the Effective Date, and to authorize the Directors to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Plan, including without limitation:

(a)	to administer or authorize a committee of the Board to administer the 2022 Plan under which Awards will be granted to the Eligible Individuals (as defined in the 2022 Plan) under the 2022 Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Plan;

(b)	to modify and/or amend the 2022 Plan from time to time provided that such modification and/or amendment is effected in accordance with the terms of the 2022 Plan and subject to the Listing Rules;

(c)	to allot and issue from time to time such Shares which shall not in aggregate exceed 10% of the total number of Shares outstanding as at the date of approval of the 2022 Plan by the Shareholders (the “Scheme Mandate Limit”), as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules;

(d)	to allot and issue to Service Providers (as defined in the 2022 Plan) from time to time such Shares which shall not in aggregate exceed 3% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules; and

(e)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Plan.

SPECIAL RESOLUTION

6.	To amend and restate the Fifth Amended and Restated Memorandum and Articles of Association currently in effect by the deletion in their entirety and the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association, incorporating the amendments set out in Appendix III of the Circular, with effect from the Effective Date.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, October 5, 2022

As at the date of this notice, the Board comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as Directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.